nicor

A Strong Foundation

2008 Annual Report









Nicor Inc. (NYSE: GAS) is a holding company and is a member of the Standard & Poor's 500 Index. Its primary business is Nicor Gas, one of the nation's largest natural gas distribution companies. Nicor owns Tropical Shipping, a containerized shipping business serving the Caribbean region and the Bahamas. In addition, Nicor owns and has an equity interest in several energy-related businesses.

ABOUT THE COVER

A Strong Foundation

Nicor's strong foundation consists of a number of distinguishing qualities. Its primary business, Nicor Gas, is one of the largest gas utilities in the nation with **2.2 million customers** and an **enviable supply position** that includes eight interstate pipeline connections and significant storage capabilities. Nicor's unregulated businesses include Tropical Shipping and Other Energy Ventures – each providing **profitable diversification** and innovative products and services. Supporting these businesses is a **strong financial position** that offers flexibility to seize opportunities, pay dividends and secure financing on reasonable terms; and more than **3,900 dedicated Nicor employees** who excel both at their jobs and in the community.

Selected Financial Data

(dollars in millions, except per share data)	2008	2007	2006
Net income	**$ 119.5**	$ 135.2	$ 128.3
Diluted earnings per common share	**$ 2.63**	$ 2.99	$ 2.87
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86
Operating revenues			
Gas distribution	**$3,206.9**	$2,627.5	$2,452.3
Shipping	**425.2**	403.9	398.3
Other energy ventures	**230.3**	244.5	215.9
Corporate and eliminations	**(85.8)**	(99.6)	(106.5)
	$3,776.6	$3,176.3	$2,960.0
Operating income (loss)			
Gas distribution	**$ 124.4**	$ 128.7	$ 123.9
Shipping	**39.3**	45.4	47.5
Other energy ventures	**25.3**	34.0	26.6
Corporate and eliminations	**(4.0)**	(1.6)	4.5
	$ 185.0	$ 206.5	$ 202.5
Total assets	**$4,784.0**	$4,271.3	$4,137.2
Capitalization			
Long-term debt, net of unamortized discount	**$ 448.0**	$ 422.8	$ 497.5
Mandatorily redeemable preferred stock	**.6**	.6	.6
Common equity	**973.1**	945.2	876.1
	$1,421.7	$1,368.6	$1,374.2
Other selected data			
Market price per common share			
High	**$ 51.99**	$ 53.66	$ 49.92
Low	**32.35**	37.80	38.72
Close	**34.74**	42.35	46.80
Dividend yield	**5.4%**	4.4%	4.0%
Dividend payout ratio	**71%**	62%	65%
Total return to shareholders	**(14.0)%**	(5.6)%	24.4%
Price/earnings ratio	**13.2**	14.2	16.3
Book value per share	**$ 21.53**	$ 20.94	$ 19.44
Return on average common equity	**12.5%**	14.9%	15.2%
Average diluted shares of common stock outstanding *(millions)*	**45.4**	45.3	44.7
Average daily trading volume *(shares)*	**793,500**	627,000	393,600
Common shareholders of record	**18,500**	19,400	21,100
Employees	**3,900**	3,900	3,900

Fellow Shareholders:



Russ M. Strobel
Chairman, President and
Chief Executive Officer

"The value of our strong balance sheet to our shareholders and customers was never more apparent than this past year, as we have been able to maintain our reasonably priced access to the financial markets throughout the current credit crisis."

Since my letter to you a year ago, the American economy and financial markets have experienced a degree of turmoil not seen in over a half century. Nearly all Americans have been impacted by the recession, rising unemployment, decreasing home values and turbulence in our capital markets.

Nicor's businesses have certainly not been immune from the effects of these economic conditions. Yet despite the problematic overall economic environment, Nicor's businesses have generally performed well.

In 2008, our core business, Nicor Gas, continued to be pressured by increased operating costs, principally bad debt, but still delivered acceptable results. Overall, our unregulated businesses – Tropical Shipping and Other Energy Ventures – performed well, although neither matched their record operating results of the past two years.

Last year I shared with you my concerns regarding the declining financial results at Nicor Gas. I discussed how operating costs and the need for capital improvements to our system had escalated recently and had continued to impede our ability to earn our allowed rate of return. To offset the impact of these pressures, in April 2008 we filed for rate relief with the Illinois Commerce Commission (ICC). We anticipate a final rate order from the ICC in late March 2009.

We clearly understand the impact utility rates can have on our customers – especially in these economic times. That is why we work so hard to keep our rates low. Our residential rates are, in fact, about 40 percent lower than those of other major Illinois gas utilities, and are among the lowest in the entire nation. Even with the ICC's approval of our full rate relief request, Nicor Gas' rates still would be the lowest among major Illinois gas utilities.

Obtaining appropriate rate relief is critical not only to you, our shareholders, but also to our customers and our communities. Only if we can recover our costs – which are very low by any standard – can we continue to provide safe and reliable service to the more than 2 million Illinois homes and businesses that we serve. Moreover, Nicor Gas is an important contributor to the northern Illinois economy, providing more than 2,000 quality jobs – including health and retirement benefits – and injecting hundreds of millions of dollars into our local economy each year. Keeping Nicor Gas strong thus helps keep our economy healthy and supports our mission of providing low-cost, high-value service to our customers.

2008 Results

Nicor posted diluted earnings per common share of $2.63 in 2008, compared with $2.99 per share in 2007. Results for 2007 were favorably impacted by a reduction to the company's previously established reserve for its mercury inspection and repair program and mercury-related cost recoveries aggregating $.11 per share after tax. Absent the impact of these items, the 2007 results would have been approximately $2.88 per share.

Nicor Gas' operating income, absent the mercury-related items, was essentially flat compared to 2007, despite higher gas deliveries due to colder weather – 10 percent colder than 2007, and the coldest since 1996. We saw our costs, including bad-debt expense, increase as economic conditions worsened.

Tropical Shipping's operating income declined 13 percent in 2008, as challenging economic times and increased competition affected the company's markets. Although Tropical's reported revenues were higher than in 2007, the increase was due primarily to fuel surcharges (caused by higher fuel costs). Actual volumes shipped were lower in 2008. Higher costs through most of 2008 also contributed to the decline in operating income.

Our Other Energy Ventures reported operating income near our expectations. Lower operating income in the company's wholesale natural gas marketing business, Nicor Enerchange, was partially offset by higher operating income in the company's retail energy services businesses.

Nicor Enerchange performed better than expected on an economic basis, and we remain pleased with the development of this business. The retail energy services businesses posted improved operating results for the year as customer contracts continued to grow through expansion outside the Nicor Gas service territory.

"Our employees display a talent for defining problems, developing solutions, achieving results and caring for others, whether it's managing day-to-day operations; planning and executing major projects that result in new business, cost savings or improved customer service; or volunteering in the community."

As you are well aware, 2008's U.S. stock market performance will go down as the worst since 1937. While Nicor's 2008 stock performance, in terms of total return, was down 14 percent for the year, we did significantly outperform the Standard and Poor's (S&P) 500 and S&P Utilities indices, which were down 37 percent and 29 percent, respectively.

"A Strong Foundation"

The theme for this year's annual report reflects Nicor's ability to maintain a steady course in the face of challenging business conditions. We have posted respectable financial results, maintained high returns on equity, and paid a solid dividend (5.4 percent dividend yield at year end) despite the effects of volatile energy prices, higher operating costs and difficult economic conditions which have had a significant impact on all of our businesses – particularly Nicor Gas.

The operational efficiency of Nicor's businesses and our prudent, well-managed financial position are at the core of our "Strong Foundation." At Nicor, a mania for efficiency is part of our DNA. Nicor also has a solid balance sheet and high-quality debt ratings. The value of our strong balance sheet to our shareholders and customers was never more apparent than this past year, as we have been able to maintain our reasonably priced access to the financial markets throughout the current credit crisis.

Diversification is another key component of our "Strong Foundation." All of our businesses have large and diverse customer bases, strategic locations and assets, and talented employees at all levels. While our core business, Nicor Gas, has been pressured by rising operating costs over the past several years, the development and strong results of Tropical Shipping and Other Energy Ventures have helped partially to offset these challenges. We continue to believe that sound, long-term business plans are the best weapon against economic turbulence, and we took steps in 2008 to create future value at all of our businesses:

- At **Nicor Gas**, we work diligently to reduce manageable costs and improve on our already enviable record for efficiency. We filed a request with the ICC for rate relief to recover the increasing costs of providing safe and reliable service to our customers. If granted, rate relief will enable us to rebuild earnings beginning in 2009. During 2008, we also continued to focus on our customers by successfully launching a new, easier-to-read bill format; sending monthly billing statements to all customers; and introducing a number of new billing-related processes – all of which improved operations and enhanced customer satisfaction.

• During 2008, **Tropical Shipping** acquired the assets of Miami-based Caribtran, Inc., a less-than-containerload (LCL) and full-containerload consolidator. Caribtran has been well integrated into Tropical's existing business. Tropical will continue to seek out niche expansion opportunities and will focus on higher-margin opportunities like the LCL business and cargo insurance. In addition, Tropical Shipping plans to further enhance service delivery, reliability and asset utilization to maintain its competitive advantage and lower costs. Finally, the company continues to invest in vessels and equipment so it can continue to provide the very best service to its customers.

• Our **Other Energy Ventures** are a key component of Nicor's business mix. High and volatile natural gas costs have increased the demand for many of the products and services these businesses provide, and we have prudently and systematically grown our operations to take advantage of opportunities to better serve customers. In 2008, Nicor Enerchange announced plans to develop an underground storage field near Sacramento, California, which is expected to begin offering partial services in 2010. Our retail energy services businesses made further progress in 2008 toward expanding our warranty and energy businesses into new geographic markets, and developing additional marketing channels through strategic alliances and utility partnerships. And like all of Nicor's businesses, Other Energy Ventures continues its relentless focus on customer service – as demonstrated by the Nicor Services call center being certified for outstanding customer service by J.D. Power and Associates for the second consecutive year.

The Energy of Our People

None of Nicor's plans would mean anything without the hard work, dedication and commitment of our people. Nicor employees are the key to our success. Our employees display a talent for defining problems, developing solutions, achieving results and caring for others, whether it's managing day-to-day operations; planning and executing major projects that result in new business, cost savings or improved customer service; or volunteering in the community.

Considering the current state of the economy, 2009 will likely be another challenging year for Nicor. I am confident that the spirit, determination and teamwork of Nicor employees will enable us to meet the challenges we face. We will continue to focus on initiatives that improve customer service and efficiency, and on developing new products and services that spur growth. I am also proud of what Nicor employees have accomplished in our communities through their volunteerism

"I am confident that the spirit, determination and teamwork of Nicor employees will enable us to meet the challenges we face."

and support of the United Way, Nicor's Volunteer Day and *Adventures in Reading* programs, among many other worthwhile causes we support.

Strong, far-sighted leadership will also be essential to our success going forward. We were pleased to appoint two new directors to our Board in 2008 – Armando Olivera, President and Chief Executive Officer of Florida Power & Light Company, and Jack Staley, former Area Managing Partner of Ernst & Young LLP. We welcome the depth and breadth of corporate leadership and business expertise both bring to our Board. They replace directors Tom Donahoe and John Riordan who retired from the Board following a combined 17 years of dedicated service to Nicor. We wish Tom the very best, and we extend again our deepest sympathy to John's family on his untimely passing. We will always be grateful for the many contributions Tom and John have made to Nicor.

In closing, I thank you, our shareholders, for providing the investment foundation for Nicor. I and our entire team will continue to work tirelessly to earn the trust you have placed in us. We remain intensely focused on protecting and increasing the value of your investment, and on continuing to meet the needs of our customers and our communities. We enter 2009 with a "Strong Foundation" of quality core assets, a solid financial position, and the right people to execute our business plans.

Russ M. Strobel
Chairman, President and Chief Executive Officer
February 25, 2009



Nicor Gas is strategically located on the Midwest natural gas pipeline grid with access to eight interstate pipelines and has significant storage assets. These key attributes help the company procure competitively priced natural gas supplies for its customers and also provide an excellent platform for potential revenue-producing opportunities for our other energy venture businesses.

Gas Distribution

Nicor Gas, Nicor's largest subsidiary, delivers natural gas to 2.2 million customers in an area that encompasses most of the northern third of Illinois, excluding the city of Chicago. The company is based in Naperville, Illinois, and has a well-deserved reputation for providing safe, reliable and low-cost service. Nicor Gas serves a favorable market because of the region's diverse mix of industries and high demand for space heating among residential and commercial customers.

Nicor Gas has significant underground storage capabilities and is strategically located on the Midwest natural gas pipeline grid with access to eight interstate pipelines. The company's strategic location is an important advantage since it is able to procure competitively priced natural gas supplies from most of the major gas-producing regions in the United States and Canada. The company is proud of its record of providing customers with the lowest rates for natural gas of all major Illinois gas utilities. These attributes, coupled with Nicor Gas' brand recognition, provide an excellent platform for potential energy-related opportunities.

Natural Gas Prices

The price our customers pay for natural gas is the same price the company pays; there is no markup. Natural gas prices reached historically high levels in 2008 and, consequently, our customers experienced higher bills. High natural gas prices can have a negative impact on Nicor Gas' results. When prices are high, residential customers dial their thermostats down and purchase new energy-efficient heating systems; demand in certain commercial/industrial sectors diminishes; customer response costs increase; and uncollectible accounts and the cost of gas for the company's use rise. Natural gas prices declined in the fourth quarter of 2008.

Outlook

Nicor Gas filed for rate relief in 2008 to recover the increasing costs of providing safe and reliable service to its customers. If granted, earnings will begin to

NICOR GAS FILES RATE RELIEF REQUEST

On April 29, 2008, Nicor Gas filed with the Illinois Commerce Commission (ICC) for an increase in rates of $140.3 million to help ensure that we continue to provide our 2.2 million customers with safe and reliable natural gas service. The rate increase is needed to cover higher operating costs and investments in the gas company's distribution system. When calculated as a percent of the total monthly bill for the typical residential customer – including gas costs, taxes and delivery charges – the increase would be about 5 percent.

Even with the requested new rates, Nicor Gas would still be the lowest-cost natural gas provider among major Illinois utilities and among the lowest-cost natural gas utilities in the country. The ICC is expected to complete its review of the company's rate request in late March 2009, and new rates would be implemented shortly thereafter.



Nicor Gas Service Territory



Nicor Gas Service Territory
Major Gas Transmission Pipelines
Interstate Pipelines
Underground Gas Storage Field
Rockford
Chicago
Peoria
Bloomington
Springfield

recover in 2009. The company will continue its focus on efficiencies, controlling costs and improving the overall effectiveness of its operations. Much of the focus in 2009 will be on customer service-related initiatives that include process improvements in meter reading, billing, call center operations, and credit and collections.

Shipping

Tropical Shipping, based in Riviera Beach, Florida, is one of the largest carriers of containerized freight in the Caribbean region and Bahamas, and is a leading carrier of U.S. and Canadian exports from the East Coast to these areas. The company operates a fleet of 11 owned vessels and also charters a number of vessels to provide flexibility as market conditions change. Tropical Shipping serves 25 ports, including those in the Bahamas, Virgin Islands, Cayman Islands, Eastern Caribbean and the Dominican Republic.

Much of the freight Tropical Shipping transports includes necessities, such as food and building materials, that its island customers depend on each day to serve residents or cater to tourists. Tropical Shipping's reputation and its ability to establish close and long-lasting customer relationships have helped the company become a market leader in most of the ports it serves.

Tropical Shipping also makes it easy and convenient for customers to transport cargo from virtually anywhere in the world through its variety of service options, port operations, state-of-the-art warehouse facilities and worldwide network of shipping partners. These capabilities will be valuable as changing global shipping patterns impact the Caribbean due to U.S. homeland security requirements, higher U.S. duty rates and higher volumes coming directly from the Far East.

Outlook

Long term, Tropical Shipping's results are expected to be solid, but the challenging economic environment in the United States will have a negative impact on tourism and the



Tropical

Providing a superior customer experience has always been the foundation of Tropical Shipping's culture. The company has built a reputation for on-time, high-quality service, and as a result, has leading market shares in most of the ports it serves in the Bahamas and the Caribbean.

Tropical Shipping Service Territory



Ports served
Atlantic Ocean
Riviera Beach, Florida
Port of Palm Beach
Freeport
Marsh Harbour
Nassau
St. Thomas
St. Croix
Tortola
Anguilla
St. Maarten
St. Barthelemy
St. Kitts
Nevis
Antigua
Providenciales
Grand Turk
Puerto Plata
Puerto Rico
Cayman Islands
Caucedo
See inset
Dominica
St. Lucia
St. Vincent
Barbados
Caribbean Sea
Grenada
Trinidad
Guyana

FINANCIAL STRENGTH

Nicor's financial position remains strong. Our solid financial ratios support our high-quality debt ratings, which help to secure access to sources of capital. All of the long-term debt on Nicor's balance sheet is that of Nicor Gas and is rated "AA" by Standard and Poor's, the highest rating currently given to a gas distribution company. Nicor historically has generated high returns on equity, a sign of our efficient use of capital. Nicor shareholders also benefit from the company's financial strength through our solid dividend, which the company has paid for 220 consecutive quarters.



Nicor businesses seek to achieve the highest level of customer service and satisfaction. Nicor's retail energy services businesses provide a variety of warranty plans and utility bill management products through more than 640,000 customer contracts. For the past two years, the Nicor call center for these businesses has been recognized by J.D. Power and Associates for providing an outstanding customer service experience.

economies in the Bahamas and the Caribbean in the immediate future. However, during weak economic times, Tropical Shipping has, in the past, been able to strengthen its operations through a combination of opportunistic expansion and niche acquisitions. In 2008, the company purchased the assets of Caribtran, Inc., a provider of less-than-containerload and full-containerload consolidation services. Looking ahead, Tropical Shipping will continue to seek out opportunities to acquire strategic assets that fit with its long-term objectives. Also, the company will focus on maximizing utilization of its assets, managing costs, improving reliability and providing a superior customer service experience. These efforts should help position Tropical Shipping favorably when the economic environment improves.

Other Energy Ventures

Nicor's Other Energy Ventures focuses on markets that use energy-related products and services. Many of our products and services help customers lessen the impact of high and volatile natural gas prices and unexpected household expenses. In recent years, these businesses have expanded in terms of scope of products, services and geography, and Other Energy Ventures makes up an important piece of Nicor's earnings.

Retail Energy Services

Nicor's retail energy services businesses offer a diverse portfolio of solutions to its customers. These offerings include warranty plans that provide protection for inside gas and electric lines, heating and cooling systems, appliances and electronics; unique utility bill management products that protect customers from volatile energy bills; and high-efficiency heating, ventilation and air conditioning-related installation, repair and indoor air quality solutions. Recurring customer contracts from the retail energy businesses have grown to more than 640,000 as they expand into new markets. A nationally recognized call center supports this growing customer base and optimizes customer relationships and business partnerships.

Wholesale Energy Services

Nicor Enerchange is engaged in wholesale marketing of natural gas supply services primarily in the Midwest. Customers include natural gas distribution companies, power generators, and natural gas marketers and brokers. By bundling commodity with natural gas transportation and storage, Nicor Enerchange customizes services that provide significant added value to customers. The company also manages the financial derivatives and risks associated with our retail business's utility bill management products, and administers the Chicago Hub – a Nicor Gas operation that provides transportation and storage services to shippers on interstate natural gas pipelines.

Outlook

Our Other Energy Ventures have made meaningful contributions to Nicor's earnings in recent years and the outlook for these businesses remains positive. Retail energy services will continue to grow prudently – pursuing expansion opportunities into new markets, introducing new products, and developing new, cost-effective marketing channels through strategic alliances. We look to continue to leverage our retail call center capabilities to offer our products and services, and enhance customer satisfaction. Nicor Enerchange will continue to capitalize on supply-related opportunities utilizing its extensive gas storage and transportation network, and strategic location on the Midwest gas pipeline grid. The company is also taking steps to develop new storage facilities that it can market and manage with its Hub services expertise. One such project, near Sacramento, California, is expected to be in service in 2010. These activities, and our continuing focus on improving operating effectiveness, are expected to provide solid growth prospects for Other Energy Ventures in the future.



Nicor is proud of *Adventures in Reading* – a unique reading program designed to foster a life-long love of reading among children in grades K-3. The company's efforts include providing free books to students and their parents; presenting professional development training for teachers; offering special coaching sessions for parents; and contributing motivational prizes and activities. A superhero character, Super Reader, also helps to motivate students and build excitement for reading.



COMMUNITY SERVICE

Nicor is committed to improving and strengthening the communities where it does business. Employees participate in a variety of events that are sponsored by the company and volunteer countless hours on their own personal endeavors. These efforts have supported numerous programs including the United Way and its many local agencies, and other not-for-profit organizations throughout the company's various service territories that are dedicated to improving the lives of people.

Nicor employees also set aside a special day each year to celebrate the spirit of volunteerism and teamwork by participating in "Volunteer Day" in the community. The activity celebrated its 12th year of existence in 2008 with nearly 1,000 Nicor volunteers working together on charitable tasks. Volunteers completed 18 projects in 17 communities – assisting at food pantries, providing landscaping enhancements at numerous sites, and helping with several painting jobs.

We also believe that education is a gateway to a successful future, and we support a number of initiatives that promote learning. In addition to *Adventures in Reading*, in 1997 Nicor Gas became the founding sponsor of Illinois Dollars for Scholars, a scholarship program for college-bound students. Over the years, the company has established more than 130 Dollars for Scholars chapters and helped more than 3,100 students attend college.

Other education-related activities at Nicor Gas include providing natural gas fire school training for local firefighters, and promoting energy efficiency and financial assistance programs through energy fairs conducted throughout its service territory each year. In addition, Tropical Shipping provides training forums on hurricane preparedness and recovery throughout its operating region for the public and private sectors, and Other Energy Ventures supports over 60 community organizations throughout northern Illinois.

Directors*

ROBERT M. BEAVERS, JR. [1,4]
Chairman and Chief Executive Officer, Beavers Holdings; Chairman and Chief Executive Officer, Best Diamond Packaging (paper products); Chairman and Chief Executive Officer, Best Harvest Bakeries (commercial bakeries)

BRUCE P. BICKNER [2]
Independent consultant; formerly Chairman and Chief Executive Officer, DEKALB Genetics Corporation (agricultural genetics and technology)

JOHN H. BIRDSALL, III [1,4]
Private investor; formerly President, Birdsall, Inc. (containerized shipping)

NORMAN R BOBINS [2,3]
President and Chief Executive Officer, Norman Bobins Consulting LLC (independent consulting); Chairman, The PrivateBank – Chicago

BRENDA J. GAINES [3]
Retired; formerly President and Chief Executive Officer, Diners Club North America, Division of Citigroup (charge/credit cards)

RAYMOND A. JEAN [4]
Retired; formerly Chairman, President and Chief Executive Officer, Quanex Building Products Corporation (manufacturer – engineered building materials and components)

DENNIS J. KELLER [1,4]
Retired; formerly Board Chair, DeVry Inc. (technical and management education)

R. EDEN MARTIN [2]
President, The Commercial Club of Chicago (civic group)

GEORGIA R. NELSON [2]
President and Chief Executive Officer, PTI Resources, LLC (independent consulting)

ARMANDO J. OLIVERA
President and Chief Executive Officer, Florida Power & Light Company (electric utility)

JOHN RAU [1,3,4]
President and Chief Executive Officer, Miami Corporation (private asset management)

JOHN C. STALEY [2]
Retired; formerly Area Managing Partner, Ernst and Young LLP (accounting and consulting services)

RUSS M. STROBEL [1]
Chairman, President and Chief Executive Officer, Nicor Inc. and Nicor Gas

* Board Committees
1 Executive Committee
2 Audit Committee
3 Corporate Governance Committee
4 Compensation Committee

Officers**

NICOR INC.

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 56 (8)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 59 (5)

DANIEL R. DODGE
Executive Vice President Diversified Ventures, 55 (10)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 59 (10)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 49 (6)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 57 (4)

KAREN K. PEPPING
Vice President and Controller, 44 (5)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 50 (23)

BARBARA A. ZELLER
Vice President Information Technology, 54 (10)

NICOR GAS

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 56 (8)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 59 (5)

ROCCO J. D'ALESSANDRO
Executive Vice President Operations, 50 (28)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 59 (10)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 49 (6)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 57 (4)

GARY R. BARTLETT
Vice President Supply Operations, 63 (4)

KEVIN W. KIRBY
Vice President Customer Care, 49 (24)

ANTHONY R. MCCAIN
Vice President Field Operations, 46 (22)

KRISTINE J. NICHOLS
Vice President Engineering, 40 (5)

KAREN K. PEPPING
Vice President and Controller, 44 (5)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 50 (23)

BARBARA A. ZELLER
Vice President Information Technology, 54 (10)

TROPICAL SHIPPING

RICK MURRELL
Chairman and President, 62 (39)

ROBERT M. CHAPMAN
Vice President and Secretary, 55 (20)

DOUGLAS V. KOBAN
Vice President, 47 (16)

PHIL LAPLACE
Vice President, 60 (30)

MICHAEL J. PELLICCI
Vice President, Chief Financial Officer and Treasurer, 44 (2)

** Age and (years of service with Nicor or its subsidiaries) as of December 31, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-7297

nicor

NICOR INC.
(Exact name of registrant as specified in its charter)

Illinois (State of Incorporation)	**36-2855175** (I.R.S. Employer Identification No.)
1844 Ferry Road **Naperville, Illinois 60563-9600** (Address of principal executive offices) (Zip Code)	**(630) 305-9500** (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.50 per share	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock (based on the June 30, 2008 closing price of $42.59) held by non-affiliates of the registrant was approximately $1.9 billion. As of February 17, 2009, there were 45,198,311 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the company's 2009 Annual Meeting Definitive Proxy Statement, to be filed on or about March 11, 2009, are incorporated by reference into Part III.

Nicor Inc.

Table of Contents

Nicor Inc.

Glossary

ALJs. Administrative Law Judges.

ARO. Asset retirement obligation.

Chicago Hub. A venture of Nicor Gas, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies.

Degree day. The extent to which the daily average temperature falls below 65 degrees Fahrenheit. Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,830 degree days per year.

EN Engineering. EN Engineering, L.L.C., a 50-percent-owned joint venture that provides engineering and consulting services.

FASB. Financial Accounting Standards Board.

FERC. Federal Energy Regulatory Commission, the agency that regulates the interstate transportation of natural gas, oil and electricity.

FIN. FASB Interpretation.

FSP. FASB Staff Position.

Horizon Pipeline. Horizon Pipeline Company, L.L.C., a 50-percent-owned joint venture that operates an interstate regulated natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border.

ICC. Illinois Commerce Commission, the agency that establishes the rules and regulations governing utility rates and services in Illinois.

IDR. Illinois Department of Revenue.

IRS. Internal Revenue Service.

Jobs Act. American Jobs Creation Act of 2004.

LIFO. Last-in, first-out.

Mcf, MMcf, Bcf. Thousand cubic feet, million cubic feet, billion cubic feet.

MMBtus. Million British thermal units.

Nicor. Nicor Inc., or the registrant.

Nicor Advanced Energy. Prairie Point Energy, L.L.C. (doing business as Nicor Advanced Energy), a wholly owned business that provides natural gas and related services on an unregulated basis to residential and small commercial customers.

Nicor Enerchange. Nicor Enerchange, L.L.C., a wholly owned business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchase of natural gas supplies.

Nicor Gas. Northern Illinois Gas Company (doing business as Nicor Gas Company) is a regulated wholly owned public utility business and one of the nation's largest distributors of natural gas.

Nicor Services. Nicor Energy Services Company, a wholly owned business that provides customer and prospect management services to businesses and product warranty contracts, heating, ventilation and air conditioning repair, maintenance and installation services and equipment to retail markets, including residential and small commercial customers.

Nicor Solutions. Nicor Solutions, L.L.C., a wholly owned business that offers residential and small commercial customers energy-related products that provide for natural gas cost stability and management of their utility bill.

NYMEX. New York Mercantile Exchange.

PBR. Performance-based rate, a regulatory plan which ended on January 1, 2003, that provided economic incentives based on natural gas cost performance.

PCBs. Polychlorinated Biphenyls.

PGA. Purchased Gas Adjustment, a rate rider that passes natural gas costs directly through to customers without markup, subject to ICC review.

SEC. The United States Securities and Exchange Commission.

SFAS. Statement of Financial Accounting Standards.

TEL. Tropic Equipment Leasing, Inc., a wholly owned subsidiary of Nicor, holds the company's interest in Triton.

TEU. Twenty-foot equivalent unit, a measure of volume in containerized shipping equal to one 20-foot-long container.

Triton. Triton Container Investments L.L.C., a cargo container leasing company in which Nicor Inc. has an investment.

Tropical Shipping. A wholly owned business and a carrier of containerized freight in the Bahamas and the Caribbean region.

U.S. United States of America.

USEPA. United States Environmental Protection Agency.

PART I

Item 1. Business

Nicor, an Illinois corporation formed in 1976, is a holding company. Gas distribution is Nicor's primary business. Nicor's subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, and Nicor Enerchange, a wholesale natural gas marketing company. As a consolidated group, Nicor had approximately 3,900 employees at year-end 2008.

Summary financial information for Nicor's major business segments is included in Item 8 – Notes to the Consolidated Financial Statements – Note 15 – Business Segment and Geographic Information. The following sections describe Nicor's larger businesses. Certain terms used herein are defined in the glossary on pages ii and iii.

GAS DISTRIBUTION

General

Nicor Gas, a regulated natural gas distribution utility, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The company's service territory is diverse and its customer base has grown over the years, providing the company with a well-balanced mix of residential, commercial and industrial customers. Residential customers typically account for approximately 50 percent of natural gas deliveries, while commercial and industrial customers each typically account for approximately 25 percent. See Gas Distribution Statistics on page 24 for operating revenues, deliveries and number of customers by customer classification. Nicor Gas had approximately 2,200 employees at year-end 2008.

Nicor Gas maintains franchise agreements with most of the communities it serves, allowing it to construct, operate and maintain distribution facilities in those communities. Franchise agreement terms range up to 50 years. Currently, about one-quarter of the agreements will expire within five years.

Customers have the option of purchasing their own natural gas supplies, with delivery of the gas by Nicor Gas. The larger of these transportation customers also have options that include the use of Nicor Gas' storage system and the ability to choose varying supply backup levels. The choice of transportation service as compared to natural gas sales service results in less revenue for Nicor Gas but has no direct impact on net operating results. Nicor Gas continues to deliver the natural gas, maintain its distribution system and respond to emergencies.

Nicor Gas also operates the Chicago Hub, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies. The Chicago area is a major market hub for natural gas, and demand exists for storage and transmission-related services by marketers, other gas distribution companies and electric power-generation facilities. Nicor Gas' Chicago Hub addresses that demand. Chicago Hub revenues are passed directly through to customers as a credit to Nicor Gas' PGA rider.

Sources of Natural Gas Supply

Nicor Gas purchases natural gas supplies in the open market by contracting with producers and marketers. It also purchases transportation and storage services from interstate pipelines that are regulated by the FERC. When firm pipeline services are temporarily not needed, Nicor Gas may release the services in the secondary market under FERC-mandated capacity release provisions, with proceeds reducing the cost of natural gas charged to customers.

Peak-use requirements are met through utilization of company-owned storage facilities, pipeline transportation capacity, purchased storage services and other supply sources, arranged by either Nicor Gas or its transportation customers. Nicor Gas has been able to obtain sufficient supplies of natural gas to meet customer requirements. The company believes natural gas supply and pipeline capacity will be sufficiently available to meet market demands in the foreseeable future.

Natural gas supply. Nicor Gas maintains a diversified portfolio of natural gas supply contracts. Supply purchases are diversified by supplier, producing region, quantity, credit limits and available transportation. Natural gas supply pricing is generally tied to published price indices so as to approximate current market prices. These supply contracts also may require the payment of fixed demand charges to ensure the availability of supplies on any given day. The company also purchases natural gas supplies on the spot market to fulfill its supply requirements or to take advantage of favorable short-term pricing.

As part of its purchasing practices, Nicor Gas maintains a price risk hedging strategy to reduce the risk of price volatility. A disciplined approach is used to systematically forward hedge a predetermined portion of forecasted monthly volumes.

As noted previously, transportation customers purchase their own natural gas supplies. About one-half of the natural gas that the company delivers is purchased by transportation customers directly from producers and marketers.

Pipeline transportation. The Nicor Gas distribution and storage system is directly connected to eight interstate pipelines. This provides the company with direct access to most of the major natural gas producing regions in North America. The company has long-term transportation contracts with nearly all of these interstate pipelines and generally has a right-of-first-refusal for contract extensions. The largest of these long-term transportation contracts is with Natural Gas Pipeline Company of America ("NGPL") which provides approximately 60% of the firm transportation capacity. In addition, Nicor Gas enters into short-term winter-only transportation contracts and market-area transportation contracts that enhance Nicor Gas' operational flexibility.

Storage. Nicor Gas owns and operates eight underground natural gas storage facilities. This storage system is one of the largest in the gas distribution industry. The storage reservoirs provide a total inventory capacity of about 150 Bcf, approximately 135 Bcf of which can be cycled on an annual basis. The system is designed to meet about 50 percent of the company's estimated peak-day deliveries and up to 40 percent of its normal winter deliveries. In addition to company-owned facilities, Nicor Gas has about 40 Bcf of purchased storage services under contracts with NGPL that expire in 2012 and 2013. This level of storage capability provides Nicor Gas with supply flexibility, improves the reliability of deliveries, and can mitigate the risk associated with seasonal price movements.

Competition/Demand

Nicor Gas is the largest natural gas distributor in Illinois and is regulated by the ICC. The company is the sole distributor of natural gas in essentially all of its service territory. Substantially all single-family homes in Nicor Gas' service territory are heated with natural gas. In the commercial and industrial markets, the company's natural gas services compete with other forms of energy, such as electricity, coal, propane and oil, based on such factors as price, service, reliability and environmental impact. In addition, the company has a tariff that allows negotiation with potential bypass customers, and no such customer has bypassed the Nicor Gas system since the tariff became effective in 1987. Nicor Gas also offers commercial and industrial customers alternatives in rates and service, increasing its ability to compete in these markets. Other significant factors that impact demand for natural gas include weather and economic conditions.

Natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Fluctuations in weather have the potential to significantly impact year-to-year comparisons of operating income and cash flow. It is estimated that a 100 degree-day variation from normal impacts Nicor Gas' distribution margin, net of income taxes, by approximately $1.6 million under the company's current rate structure.

The effect of weather variations on Nicor Gas' results is offset, in part, due to weather risks within the consolidated Nicor group related to the utility-bill management products marketed by Nicor Solutions and Nicor Advanced Energy. The amount of this offset will vary depending upon the time of year, weather patterns, the number of customers for these products and the market price for natural gas. In 2008 and 2006, the offsetting impact related to utility-bill management products was about one-half of the gas distribution weather effect. In 2007, weather was near normal, resulting in no significant offsetting impact.

Nicor Gas' large residential customer base provides for a relatively stable level of natural gas deliveries during weak economic conditions. The company's industrial and commercial customer base is well diversified, lessening the impact of industry-specific economic swings. However, during periods of high natural gas prices, deliveries of natural gas can be negatively affected by conservation and the use of alternative energy sources.

Regulation

Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. Those rules or regulations that may significantly affect business performance include the following:

- Base rates, which are set by the ICC, are designed to allow the company an opportunity to recover its costs and earn a fair return for investors. On April 29, 2008, Nicor Gas filed with the ICC for an overall increase in rates. The company's filing, as updated, provides a revenue increase of $140.4 million for a rate of return on rate base of 9.27 percent, which reflects an 11.15 percent cost of common equity. For additional information about the rate proceeding, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements – Note 19 – Rate Proceeding.

- The company's ICC-approved tariffs provide that the cost of natural gas purchased for customers will be fully charged to customers without markup. Therefore, the company does not profit from the sale of natural gas. Rather, the company earns income from fixed monthly charges and from variable transportation charges for delivering natural gas to customers. Annually, the ICC initiates a review of the company's natural gas purchasing practices for prudence, and may disallow the pass-through of costs considered imprudent.

- As with the cost of natural gas, the company has a tariff that provides for the pass-through of prudently incurred environmental costs related to the remediation of former manufactured gas plant sites. This pass-through is also subject to annual ICC review.

The ICC also has other rules that impact the company's operations. Changes in these rules can impact the company's results of operations, cash flows and financial condition.

A PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total natural gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The results of the PBR plan are currently under ICC review. Additional information on the plan and the ICC review are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – PBR Plan.

Gas distribution, transmission and storage system, and other properties

The gas distribution, transmission and storage system includes approximately 34,000 miles of steel, plastic and cast iron main; approximately 2.0 million steel, plastic/aluminum composite, plastic and copper services connecting the mains to customers' premises; and eight underground storage fields. Other properties include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment.

Most of the company's distribution and transmission property, and underground storage fields are located on property owned by others and used by the company through easements, permits or licenses. The company owns most of the buildings housing its administrative offices and the land on which they sit.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

Additional information about Nicor Gas' business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

SHIPPING

Tropical Shipping is a transporter of containerized freight in the Bahamas and the Caribbean, a region generally characterized by modest market growth and intense competition. The company is a major carrier of exports from the east coast of the United States and Canada to these regions. The company's shipments consist primarily of southbound cargo such as building materials, food and other necessities for developers, manufacturers and residents in the Caribbean and the Bahamas, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. The balance of Tropical Shipping's cargo consists primarily of interisland shipments and northbound shipments of apparel and agricultural products. Other related services such as inland transportation and cargo insurance are also provided by Tropical Shipping or other Nicor subsidiaries.

At December 31, 2008, Tropical Shipping's operating fleet consisted of 11 owned vessels and 6 chartered vessels with a container capacity totaling approximately 5,600 TEUs. In addition to the vessels, the company owns and/or leases containers, container-handling equipment, chassis and other equipment. Real property, more than half of which is leased, includes office buildings, cargo handling facilities and warehouses located in the United States, Canada and some of the ports served.

Additional information about Tropical Shipping's business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

OTHER ENERGY VENTURES

Nicor owns several energy-related ventures, including three companies marketing energy-related products and services, and a wholesale natural gas marketing company. Nicor also has equity interests in joint ventures including a FERC-regulated natural gas pipeline.

Nicor Services, Nicor Solutions and Nicor Advanced Energy are businesses that provide energy-related products and services to retail markets, including residential and small commercial customers. Nicor Services operates primarily in northern Illinois and provides warranty and maintenance contracts, as well as repair and installation services of heating, air conditioning and indoor air-quality equipment, and move connection services for other utilities. Nicor Solutions offers its residential and small commercial customers in the Nicor Gas service territory energy-related products that provide for natural gas price stability and management of their utility bill. These products mitigate and/or eliminate the risks to customers of colder than normal weather and/or changes in natural gas prices. Nicor Advanced Energy is certified by the ICC as an Alternate Gas Supplier, authorizing it to be a non-utility marketer of natural gas for residential and small commercial customers. Nicor Advanced Energy presently operates in northern Illinois, offering customers an alternative to the utility as its natural gas supplier.

Nicor Enerchange is a business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the Chicago market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchases of natural gas supplies.

Horizon Pipeline, a 50-percent-owned joint venture with NGPL, operates a natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border. Nicor Gas has contracted for approximately 80 percent of Horizon Pipeline's capacity under an agreement expiring in 2012 at rates that have been accepted by FERC.

EN Engineering, a 50-percent-owned joint venture between Nicor and A. Epstein & Sons International, is an engineering and consulting firm that specializes in the design, installation and maintenance of natural gas, petroleum and liquid pipeline facilities. EN Engineering provides engineering and corrosion services to Nicor Gas.

Additional information about Nicor's other energy ventures is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

CORPORATE

Nicor has various equity investments, the largest of which is Triton, a cargo container leasing business. Additional information on Nicor's equity investments are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 16 – Equity Investment Income, Net.

AVAILABLE INFORMATION

Nicor files various reports with the SEC. These reports include the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 (a) of the Securities Exchange Act of 1934. Nicor makes all of these reports available without charge to the public on the investor section of the company's Internet site at www.nicor.com as soon as reasonably practicable after Nicor files them with, or furnishes them to, the SEC.

Item 1A. Risk Factors

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of the company's businesses. New risks may emerge and management cannot predict those risks or estimate the extent to which they may affect the company's financial performance.

Regulation of Nicor Gas, including changes in the regulatory environment in general, may adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas is regulated by the ICC, which has general regulatory power over practically all phases of the public utility business in Illinois, including rates and charges, issuance of securities, services and facilities, system of accounts, investments, safety standards and transactions with affiliated interests and other matters.

Nicor Gas is permitted by the ICC's PGA regulation to adjust the charge to its sales customers on a monthly basis to recover the company's prudently incurred actual costs to acquire the natural gas it delivers to them. The company's gas costs are subject to subsequent prudence reviews by the ICC for which the company makes annual filings. The annual prudence reviews for calendar years 1999-2008 are open for review and any disallowance of costs in those proceedings could adversely affect Nicor Gas' results of operations, cash flows and financial condition.

Most of Nicor Gas' other charges are changed only through a rate case proceeding with the ICC. The charges established in a rate case proceeding are based on an approved level of operating costs and investment in utility property and are designed to allow the company an opportunity to recover those costs and to earn a fair return on that investment based upon an estimated volume of annual natural gas deliveries. To the extent Nicor Gas' actual costs to provide utility service are higher than the levels approved by the ICC, or its actual natural gas deliveries are less than the annual volume estimated by the ICC, Nicor Gas' results of operations, cash flows and financial condition could be adversely affected until such time as it files for and obtains ICC approval for new charges through a rate case proceeding.

Nicor Gas is also subject to rules and regulations pertaining to the integrity of its distribution system and environmental compliance. The company's results of operations, cash flows and financial condition could be adversely affected by any additional laws or regulations that are enacted that require significant increases in the amount of expenditures for system integrity and environmental compliance.

Nicor Gas enters into various service agreements with Nicor and its affiliates. Nicor Gas obtains the required ICC approvals for these agreements. The company's results of operations, cash flows and financial condition could be adversely affected if, as a result of a change in law or action by the ICC, new restrictions are imposed that limit or prohibit certain service agreements between Nicor Gas and its affiliates.

A change in the ICC's approved rate mechanisms for recovery of environmental remediation costs at former manufactured gas plant sites, or adverse decisions with respect to the prudence of costs actually incurred, could adversely affect the company's results of operations, cash flows and financial condition.

Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites for which the company may in part be responsible. Management believes that any such costs that are not recoverable from other entities or from insurance carriers are recoverable through rates for utility services under ICC-approved mechanisms for the recovery of prudently incurred costs. A change in these rate recovery mechanisms, however, or a decision by the ICC that some or all of these costs were not prudently incurred, could adversely affect the company's results of operations, cash flows and financial condition.

An adverse decision in the proceeding concerning Nicor Gas' PBR plan could result in a refund obligation which could adversely affect the company's results of operations, cash flows and financial condition.

In 2000, Nicor Gas instituted a PBR plan for natural gas costs. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan was terminated effective January 1, 2003. There are allegations that Nicor Gas acted improperly in connection with the PBR plan, and the ICC is reviewing these allegations in a pending proceeding. An adverse decision in this proceeding could result in a refund to ratepayers or other obligations which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas relies on direct connections to eight interstate pipelines and extensive underground storage capacity. If these pipelines or storage facilities were unable to deliver natural gas for any reason it could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas meets its customers' peak day, seasonal and annual gas requirements through deliveries of natural gas transported on interstate pipelines with which it or its natural gas suppliers have contracts and through withdrawals of natural gas from storage fields it owns or leases. Nicor Gas contracts with multiple pipelines for transportation services. If a pipeline were to fail to perform transportation or storage service, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, on a peak day or other day with high volume gas requirements, Nicor Gas' ability to meet all its customers' natural gas requirements may be impaired unless or until alternative arrangements for delivery of supply were put in place. Likewise, if a storage field owned by Nicor Gas, or a principal Nicor Gas-owned transmission or distribution pipeline used to deliver natural gas to the market, were to be out of service for any reason, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, this could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Fluctuations in weather, conservation, economic conditions and use of alternative fuel sources have the potential to adversely affect the company's results of operations, cash flows and financial condition.

When weather conditions are milder than normal, Nicor's gas distribution segment has historically delivered less natural gas, and consequently may earn less income. Nicor Gas' natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Mild weather in the future could adversely affect the company's results of operations, cash flows and financial condition. In addition, factors including, but not limited to, conservation, economic conditions and the use of alternative fuel sources could also result in lower customer demand.

Conversely, results from products sold by Nicor Solutions and Nicor Advanced Energy generally benefit from milder than normal weather. Nicor Solutions and Nicor Advanced Energy offer utility-bill management products that mitigate and/or eliminate the risks to customers of variations in weather. Benefits or costs related to these products resulting from variances from normal weather are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. To the extent weather is colder than normal in the future, Nicor Solutions and Nicor Advanced Energy's results of operations, cash flows and financial condition could be adversely affected.

Natural gas commodity price changes may affect the operating costs and competitive positions of the company's businesses which could adversely affect its results of operations, cash flows and financial condition.

Nicor's energy-related businesses are sensitive to changes in natural gas prices. Natural gas prices historically have been volatile and may continue to be volatile in the future. The prices for natural gas are subject to a variety of factors that are beyond Nicor's control. These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, the level of imports of, and the price of foreign natural gas, the price and availability of alternative fuel sources, weather conditions, natural disasters, political conditions or hostilities in natural gas producing regions.

Any changes in natural gas prices could affect the prices Nicor's energy-related businesses charge, operating costs and the competitive position of products and services. In accordance with the ICC's PGA regulations, Nicor Gas adjusts its gas cost charges to sales customers on a monthly basis to account for changes in the price of natural gas. However, changes in natural gas prices can also impact certain operating expenses such as bad debt expense, company use gas and storage-related natural gas expenses, financing costs and customer service expenses, and these changes can only be reflected in Nicor Gas' charges to customers if approved by the ICC in a rate case. Increases in natural gas prices can also have an adverse effect on natural gas distribution margin because such increases can result in lower customer demand.

Nicor's other energy businesses are also subject to natural gas commodity price risk, arising primarily from fixed-price purchase and sale agreements, natural gas inventories and utility-bill management arrangements. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks.

Nicor's use of derivative instruments could adversely affect the company's results of operations, cash flows and financial condition.

Nicor uses derivative instruments, including futures, options, forwards and swaps, either traded on exchanges or executed over-the-counter with natural gas merchants as well as financial institutions, to hedge natural gas price risk. Fluctuating natural gas prices cause earnings and financing costs of Nicor to be impacted. The use of derivative instruments that are not perfectly matched to the exposure could adversely affect the company's results of operations, cash flows and financial condition. Also, when Nicor's derivative instruments and hedging transactions do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the company's results of operations, cash flows and financial condition could be adversely affected.

Nicor is subject to margin requirements in connection with the use of derivative financial instruments and these requirements could escalate if prices move adversely.

Adverse decisions in lawsuits seeking a variety of damages allegedly caused by mercury spillage could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of equipment. Nicor Gas remains a defendant in several private lawsuits, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations. Adverse decisions regarding these claims, if not fully covered by such insurance, could adversely affect the company's results of operations, cash flows and financial condition.

Transporting and storing natural gas involve numerous risks that may result in accidents and other operating risks and costs that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas' activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of Nicor Gas' operations, which in turn could lead to substantial losses. In accordance with customary industry practice, Nicor Gas maintains insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events if not fully covered by insurance could adversely affect the company's results of operations, cash flows and financial condition.

A significant decline in the market value of investments held within the pension trust maintained by Nicor Gas adversely affects Nicor's results of operations, cash flows and financial condition.

Nicor Gas sponsors a defined benefit pension plan and, over the years, has made contributions to a trust to fund future benefit obligations of the pension plan participants. A significant decline in the market value of investments held in the trust of the pension plan unfavorably impacts the benefit costs associated with the pension plan and/or Nicor Gas' liquidity through additional contributions to the trust to meet future funding requirements. These impacts, either individually or in aggregate, may adversely affect Nicor's results of operations, cash flows and financial condition.

An inability to access financial markets could affect the execution of Nicor's business plan and could adversely affect the company's results of operations, cash flows and financial condition.

Nicor relies on access to both short- and long-term capital markets as a significant source of liquidity for capital and operating requirements not satisfied by the cash flows from its operations. Management believes that Nicor and its subsidiaries will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of Nicor's control or events of default under its debt agreements may increase its cost of borrowing or restrict its ability to access one or more financial markets. Such disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or downgrades to Nicor's credit ratings. Restrictions on Nicor's ability to access financial markets may affect its ability to execute its business plan as scheduled and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the rules and regulations of certain regulatory agencies could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping is subject to the International Ship and Port-facility Security Code and is also subject to the United States Maritime Transportation Security Act, both of which require extensive security assessments, plans and procedures. Tropical Shipping is also subject to the regulations of both the Federal Maritime Commission, and the Surface Transportation Board, other federal agencies as well as local laws, where applicable. Additional costs that could result from changes in the rules and regulations of these regulatory agencies would adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business is dependent on general economic conditions. Changes or downturns in the economy could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business consists primarily of the shipment of building materials, food and other necessities from the United States and Canada to developers, manufacturers and residents in the Bahamas and the Caribbean region, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. As a result, Tropical Shipping's results of operations, cash flows and financial condition can be significantly affected by adverse general economic conditions in the United States, Bahamas, Caribbean region and Canada. Also, a shift in buying patterns that results in such goods being sourced directly from other parts of the world, including China and India, rather than the United States and Canada, could significantly affect Tropical Shipping's results of operations, cash flows and financial condition.

The occurrence of hurricanes, storms and other natural disasters in Tropical Shipping's area of operations could adversely affect its results of operations, cash flows and financial condition.

Tropical Shipping's operations are affected by weather conditions in Florida, Canada, the Bahamas and Caribbean regions. During hurricane season in the summer and fall, Tropical Shipping may be subject to revenue loss, higher operating expenses, business interruptions, delays, and ship, equipment and facilities damage which could adversely affect Tropical Shipping's results of operations, cash flows and financial condition.

Nicor has credit risk that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor extends credit to its counterparties. Despite what the company believes to be prudent credit policies and the maintenance of netting arrangements, the company is exposed to the risk that it may not be able to collect amounts owed to it. If counterparties fail to perform and any collateral the company has secured is inadequate, it could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies that could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies with respect to general claims, rates, taxes, environmental issues, gas cost prudence reviews and other matters. Adverse decisions regarding these matters, to the extent they require the company to make payments in excess of amounts provided for in its financial statements, could adversely affect the company's results of operations, cash flows and financial condition.

Changes in taxation could adversely affect the company's results of operations, cash flows and financial condition.

Various tax and fee increases may occur in locations in which the company operates. The company cannot predict whether legislation or regulation will be introduced, the form of any legislation or regulation, or whether any such legislation or regulation will be passed by the legislatures or other governmental bodies. New taxes or an increase in tax rates would increase tax expense and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the laws and regulations regarding the sale and marketing of products and services offered by Nicor's other energy ventures could adversely affect the results of operations, cash flows and financial condition of Nicor.

Nicor's other energy ventures provide various energy-related products and services. These include sales of natural gas and utility-bill management services to residential and small commercial customers, the sale, repair, maintenance and warranty of heating, air conditioning and indoor air quality equipment and wholesale natural gas supply services. The sale and marketing of these products and services by Nicor's other energy ventures are subject to various state and federal laws and regulations. Changes in these laws and regulations could impose additional costs on, or restrict or prohibit certain activities by, Nicor's other energy ventures which could adversely affect the results of operations, cash flows and financial condition of Nicor.

The risks described above should be carefully considered in addition to the other cautionary statements and risks described elsewhere, and the other information contained in this report and in Nicor's other filings with the SEC, including its subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described above are not the only risks Nicor faces although they are the most significant risks. See Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A – Quantitative and Qualitative Disclosures About Market Risk, and Item 8 – Notes to the Consolidated Financial Statements – Note 10 – Income Taxes and Note 21 – Contingencies for further discussion of these and other risks Nicor faces.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information concerning Nicor and its major subsidiaries' properties is included in Item 1 – Business, and is incorporated herein by reference. These properties are suitable, adequate and utilized in the company's operations.

Item 3. Legal Proceedings

See Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies, which is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Name	Age	Current Position and Background
Russ M. Strobel	56	Chairman, Nicor and Nicor Gas (since 2005); Chief Executive Officer, Nicor (since 2005); Chief Executive Officer, Nicor Gas (since 2003); President, Nicor and Nicor Gas (since 2002).
Richard L. Hawley	59	Executive Vice President and Chief Financial Officer, Nicor and Nicor Gas (since 2003).
Rocco J. D'Alessandro	50	Executive Vice President Operations, Nicor Gas (since 2006); Senior Vice President Operations, Nicor Gas (2002-2006).
Daniel R. Dodge	55	Executive Vice President Diversified Ventures, Nicor (since 2007); Senior Vice President Diversified Ventures and Corporate Planning, Nicor and Nicor Gas (2002-2007).
Claudia J. Colalillo	59	Senior Vice President Human Resources and Corporate Communications, Nicor and Nicor Gas (since 2002).
Paul C. Gracey, Jr.	49	Senior Vice President, General Counsel and Secretary, Nicor and Nicor Gas (since 2006); Vice President, General Counsel and Secretary, Nicor and Nicor Gas (2002-2006).
Gerald P. O'Connor	57	Senior Vice President Finance and Strategic Planning, Nicor and Nicor Gas (since 2007); Senior Vice President Finance and Treasurer, Nicor and Nicor Gas (2006-2007); Vice President Administration and Finance, Nicor and Nicor Gas (2004-2006); Temporary General Manager - Internal Audit, Nicor and Nicor Gas (2003-2004); Partner, Tatum Partners L.L.C., professional services (2003-2004).
Douglas M. Ruschau	50	Vice President and Treasurer, Nicor and Nicor Gas (since 2007); Vice President Finance and Treasurer, Peoples Energy Corporation (2002-2007).
Karen K. Pepping	44	Vice President and Controller, Nicor and Nicor Gas (since 2006); Assistant Vice President and Controller, Nicor and Nicor Gas (2005-2006); Assistant Controller, Nicor and Nicor Gas (2003-2005).
Rick Murrell	62	Chairman and President, Tropical Shipping and Construction Company Limited (since 2006); President and CEO, Tropical Shipping and Birdsall Inc. (1987-2005).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Nicor common stock is listed on the New York and Chicago Stock Exchanges. At February 17, 2009, there were approximately 18,500 common stockholders of record and the closing stock price was $31.76.

	Stock price		Dividends
Quarter	High	Low	Declared
2008			
First	**$ 42.70**	**$ 32.35**	**$ .465**
Second	**44.55**	**33.33**	**.465**
Third	**51.99**	**38.01**	**.465**
Fourth	**48.42**	**32.53**	**.465**
2007			
First	$ 49.76	$ 44.46	$ .465
Second	53.66	42.17	.465
Third	48.20	37.80	.465
Fourth	45.16	39.18	.465

In 2001, Nicor announced a $50 million common stock repurchase program, under which Nicor may purchase its common stock as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There have been no repurchases under this program during 2008 or 2007. As of December 31, 2008, $21.5 million remained authorized for the repurchase of common stock.

STOCK PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total returns for Nicor Common Stock, the S&P Utilities Index and the S&P 500 Index (both of which include Nicor Common Stock) as of December 31 of each of the years indicated, assuming $100 was invested on January 1, 2004, and all dividends were reinvested.

Comparison of Five-Year Cumulative Total Return



250
200
150
100
50
2004
2005
2006
2007
2008
Nicor
S&P Utilities
S&P 500

	2004	2005	2006	2007	2008
Nicor	$114	$127	$158	$150	$129
S&P Utilities	124	145	175	209	149
S&P 500	111	116	135	142	90

Nicor Inc.

Item 6. Selected Financial Data

(in millions, except per share data)

	Year ended December 31				
	2008	2007	2006	2005	2004
Operating revenues	**$ 3,776.6**	$ 3,176.3	$ 2,960.0	$ 3,357.8	$ 2,739.7
Operating income	**$ 185.0**	$ 206.5	$ 202.5	$ 201.7	$ 137.7
Net income	**$ 119.5**	$ 135.2	$ 128.3	$ 136.3	$ 75.1
Earnings per average share of common stock					
Basic	**$ 2.64**	$ 2.99	$ 2.88	$ 3.08	$ 1.71
Diluted	**2.63**	2.99	2.87	3.07	1.70
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86	$ 1.86	$ 1.86
Property, plant and equipment					
Gross	**$ 4,802.4**	$ 4,611.7	$ 4,479.7	$ 4,351.3	$ 4,143.6
Net	**2,858.6**	2,757.3	2,714.7	2,659.1	2,549.8
Total assets	**$ 4,784.0**	$ 4,271.3	$ 4,137.2	$ 4,453.4	$ 3,993.9 *
Capitalization					
Long-term debt, net of unamortized discount	**$ 448.0**	$ 422.8	$ 497.5	$ 485.8	$ 495.3
Mandatorily redeemable preferred stock	**.6**	.6	.6	.6	1.6
Common equity	**973.1**	945.2	876.1	814.8	752.6
	$ 1,421.7	$ 1,368.6	$ 1,374.2	$ 1,301.2	$ 1,249.5

See Item 1A - Risk Factors and Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations for factors that can impact year-to-year comparisons and may affect the future performance of Nicor's business.

* Periods prior to 2008 were adjusted due to the retrospective application of FSP No. FIN 39-1, *Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts.* See Item 8 - Notes to the Consolidated Financial Statements - Note 2 - New Accounting Pronouncements for further information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this financial review is to explain changes in operating results and financial condition from 2006 to 2008 and to discuss business trends that might affect Nicor. Certain terms used herein are defined in the glossary on pages ii and iii. The discussion is organized into six sections – Summary, Results of Operations, Financial Condition and Liquidity, Outlook, Contingencies and Critical Accounting Estimates.

SUMMARY

Nicor is a holding company. Gas distribution is Nicor's primary business. Nicor's subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, and Nicor Enerchange, a wholesale natural gas marketing company. Nicor also has equity interests in energy-related businesses.

Net income and diluted earnings per common share are presented below (in millions, except per share data):

	2008	2007	2006
Net income	**$ 119.5**	$ 135.2	$ 128.3
Diluted earnings per common share	**$ 2.63**	$ 2.99	$ 2.87

When comparing 2008 results to 2007, net income and diluted earnings per common share for 2007 include pretax mercury-related recoveries of $8.0 million ($.11 per share) associated with Nicor Gas' mercury inspection and repair program which included a reduction of $7.2 million to the company's previously established reserve and $0.8 million in cost recoveries. Net income and diluted earnings per common share for 2008 include pretax mercury-related costs of $0.6 million ($.01 per share). Year over year comparisons (excluding the effects of the items noted above) reflect improved operating results in the company's gas distribution business and higher income from equity investments, which were more than offset by lower operating income in the company's shipping business and other energy-related businesses, lower corporate operating results and higher interest expense.

When comparing 2007 results to 2006, net income and diluted earnings per common share for 2007 include the mercury-related recoveries noted above. Net income and diluted earnings per common share for 2006 include a $10 million charge ($.22 per share and non-deductible for tax purposes) associated with the company's settlement of an inquiry by the staff of the SEC Enforcement Division and a pretax recovery of $3.8 million ($.05 per share) associated with Nicor Gas' mercury inspection and repair program. Year over year comparisons (excluding the effects of the items noted above) reflect improved operating income in the company's gas distribution and other energy-related businesses, and lower interest expense, which were more than offset by lower operating income in the company's shipping business, lower corporate operating results, lower income from equity investments and higher average shares outstanding in 2007.

Rate proceeding. On April 29, 2008, Nicor Gas filed with the ICC for an overall increase in rates. The company's filing, as updated, provides a revenue increase of $140.4 million for a rate of return on rate base of 9.27 percent, which reflects an 11.15 percent cost of common equity. The requested rate increase is needed to recover higher operating costs and increased capital investments.

In its rate filing, Nicor Gas has proposed some new rate adjustment mechanisms. These include mechanisms that would adjust rates to reflect certain changes in the company's bad debt expense and cost of gas used for operations. Also included are a volume balancing rider that would adjust rates to recover fixed costs, an energy efficiency rider that would fund energy efficiency programs and a rider that would adjust rates to recover a portion of capital expenditures incurred to replace certain older infrastructure.

On February 9, 2009, the ALJs' proposed order was issued recommending an increase in base revenues of approximately $68.8 million, a rate of return on rate base of 7.57 percent and a rate of return on equity of 10.17 percent. The proposed order also includes approval of a volume balancing rider that would adjust rates to recover fixed costs and an energy efficiency rider that would fund energy efficiency programs.

Nicor Gas and other parties to the proceeding will have the opportunity to file written briefs to identify points where they agree or disagree with the proposed order. After considering these briefs, the ALJs may modify the proposed order before submitting it as their recommendation to the ICC commissioners. The ICC commissioners will then make the final decision on Nicor Gas' rate increase request and that decision may differ from the ALJs' recommendation. That final decision is expected to be issued no later than March 25, 2009. New rates would be effective prospectively.

Capital market environment. The volatility in the capital markets during 2008 has caused general concern over the valuations of investments, exposure to increased credit risk and pressures on liquidity. The company has reviewed its investments, exposure to credit risk and sources of liquidity and, with the exception of the impact on postretirement benefit costs discussed below, does not currently expect any future material adverse impacts relating to these items.

The company sponsored defined benefit pension plan experienced significant declines in the market values of its investments in 2008. These market value declines adversely impact the company's future postretirement benefit costs in two ways. First, the expected return on the pension plan's assets (which serves to reduce postretirement benefit costs) will decline as a result of the lower asset market values. Second, the pension plan's 2008 actuarial losses (largely due to the decline in asset market values) will be amortized over the average remaining service life of plan participants. As a regulated utility, Nicor Gas expects continued rate recovery of the eligible costs of its defined benefit postretirement plans and, accordingly, associated changes in the plan's funded status have been deferred as a regulatory asset or liability until recognized in net income, instead of being recorded in accumulated other comprehensive income. The adverse impact of both factors on 2009 postretirement benefit costs compared to 2008 costs is approximately $30 million. About one-fourth of this added cost will be capitalized as a cost of constructing gas distribution facilities and the remainder will be included in gas distribution operating and maintenance expense, net of any amounts charged to affiliates. The fair value of the company's defined benefit pension plan assets still exceeds the projected benefit obligation at December 31, 2008. The company does not expect to make any contributions to the plan in 2009. However, if market values of the plan assets continue to significantly decline, the company may be required to make a contribution.

Details of various financial and operating information by segment can be found on the pages that follow.

Operating income by segment. Operating income (loss) by major business segment is presented below (in millions):

	2008	2007	2006
Gas distribution	**$ 124.4**	$ 128.7	$ 123.9
Shipping	**39.3**	45.4	47.5
Other energy ventures	**25.3**	34.0	26.6
Corporate and eliminations	**(4.0)**	(1.6)	4.5
	$ 185.0	$ 206.5	$ 202.5

The following summarizes operating income (loss) comparisons by major business segment:

- Gas distribution operating income decreased $4.3 million in 2008 compared to the prior year due primarily to higher operating and maintenance expense ($24.8 million increase), the absence of $8.0 million in mercury-related recoveries recorded in 2007, higher depreciation expense ($5.3 million increase) and lower gains on property sales ($1.2 million decrease), partially offset by higher gas distribution margin ($35.7 million increase).

  Gas distribution operating income increased $4.8 million in 2007 compared to the prior year due primarily to higher gas distribution margin ($8.1 million increase) and mercury-related recoveries ($4.4 million increase), partially offset by higher depreciation expense ($5.5 million increase), operating and maintenance expense ($1.3 million increase) and lower gains on property sales ($1.3 million decrease).

- Shipping operating income decreased $6.1 million in 2008 compared to the prior year as higher operating revenues ($21.3 million increase) were more than offset by higher operating costs ($27.4 million increase). Higher operating revenues were attributable to higher average rates ($39.9 million increase), partially offset by lower volumes shipped ($18.6 million decrease). Operating costs were higher due primarily to higher transportation-related costs ($20.7 million increase).

  Shipping operating income decreased $2.1 million in 2007 as compared to the prior year as higher operating revenues ($5.6 million increase) were more than offset by higher operating costs ($7.7 million increase). Higher operating revenues were attributable to higher volumes shipped ($6.8 million increase). Higher operating costs were due primarily to higher transportation-related costs ($7.1 million increase) which includes fuel.

- Nicor's other energy ventures operating income decreased $8.7 million in 2008 compared to the prior year due primarily to lower operating income at Nicor Enerchange ($11.9 million decrease), partially offset by higher operating income at Nicor's energy-related products and services businesses ($4.8 million increase). Lower operating income at Nicor Enerchange was due primarily to unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory and lower results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by the favorable costing of physical sales activity. Improved operating results at Nicor's energy-related products and services businesses were due to lower operating expenses ($12.2 million decrease), partially offset by lower operating revenues ($7.4 million decrease).

  Nicor's other energy ventures operating income increased $7.4 million in 2007 compared to the prior year due to higher operating income at Nicor's energy-related products and services businesses ($3.9 million increase) and higher operating income at Nicor Enerchange ($3.5 million increase). Improved operating results at Nicor's energy-related products and services businesses were due to higher operating revenues ($6.3 million increase), partially offset by higher operating expenses ($2.4 million increase). Improved operating results at Nicor Enerchange were due primarily to the favorable costing of physical sales activity and improved results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory.

Nicor Enerchange uses derivatives to mitigate commodity price risk in order to substantially lock-in the profit margin that will ultimately be realized. A source of commodity price risk arises as Nicor Enerchange purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. However, gas stored in inventory is required to be accounted for at the lower of weighted-average cost or market, whereas the derivatives used to reduce the risk associated with a change in the value of the inventory are carried at fair value, with changes in fair value recorded in operating results in the period of change. In addition, Nicor Enerchange also uses derivatives to mitigate the commodity price risks of the utility-bill management products offered by Nicor's energy-related products and services businesses. The gains and losses associated with the utility-bill management products are recognized in the months that the services are provided. However, the underlying derivatives used to hedge the price exposure are carried at fair value. For those derivatives that don't meet the requirements for hedge accounting, the changes in fair value are recorded in operating results in the period of change. As a result, earnings are subject to volatility as the fair value of derivatives change. The volatility resulting from this accounting can be significant from period to period.

- "Corporate and eliminations" operating income for 2008, 2007 and 2006 was impacted by the following items:

  In 2008, corporate and eliminations' operating income included $6.2 million of costs associated with Nicor's other energy ventures' utility-bill management products attributable to colder than normal weather (excludes costs of approximately $0.6 million recorded within other energy ventures). In 2006, corporate and eliminations' operating income included $9.5 million of benefits associated with Nicor's other energy ventures' utility-bill management products attributable to warmer than normal weather (excludes costs of approximately $0.7 million recorded within other energy ventures). In 2007, there was no material weather impact related to other energy ventures' utility-bill management contracts. The above noted benefits or costs resulting from variances from normal weather related to these products are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. The weather impact of these contracts generally serves to partially offset the gas distribution segment's weather risk. The amount of the offset attributable to the utility-bill management products marketed by Nicor's other energy ventures will vary depending upon a number of factors including the time of year, weather patterns, the number of customers for these products and the market price for natural gas.

  In 2008, corporate and eliminations' operating income included recoveries of previously incurred legal costs of $3.1 million. The legal cost recoveries were from a counterparty with whom Nicor previously did business during the PBR timeframe. The total recovery was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution segment (recorded as a reduction to operating and maintenance expense).

  In 2006, corporate and eliminations' operating income included a $10 million charge (non-deductible for tax purposes) relating to a settlement with the SEC of claims of securities law violations relating to the PBR plan. The company neither admitted nor denied any wrongdoing in the matter.

  In 2006, corporate and eliminations' operating income included insurance recoveries of $5.2 million related to previously incurred legal expenses associated with securities class actions and shareholder derivative lawsuits settled in prior years.

RESULTS OF OPERATIONS

Details of various financial and operating information by segment can be found in the tables throughout this review. The following discussion summarizes the major items impacting Nicor's operating income.

Operating revenues. Operating revenues by major business segment are presented below (in millions):

	2008	2007	2006
Gas distribution	**$ 3,206.9**	$ 2,627.5	$ 2,452.3
Shipping	**425.2**	403.9	398.3
Other energy ventures	**230.3**	244.5	215.9
Corporate and eliminations	**(85.8)**	(99.6)	(106.5)
	$ 3,776.6	$ 3,176.3	$ 2,960.0

Gas distribution revenues are impacted by changes in natural gas costs, which are passed directly through to customers without markup, subject to ICC review. Gas distribution revenues increased $579.4 million in 2008 compared to the prior year due primarily to higher natural gas costs (approximately $370 million increase) and colder weather in 2008 (approximately $185 million increase).

Gas distribution revenues increased $175.2 million in 2007 compared to the prior year due to colder weather in 2007 (approximately $240 million increase), partially offset by lower natural gas prices (approximately $25 million decrease) and demand unrelated to weather (approximately $12 million decrease).

Shipping segment operating revenues increased $21.3 million in 2008 compared to the prior year due to higher average rates ($39.9 million increase), partially offset by lower volumes shipped ($18.6 million decrease). Rates were higher due primarily to cost-recovery surcharges for fuel. Volumes shipped were adversely impacted by decreased construction cargo, decreased tourism and increased competition. During the second quarter of 2008, Tropical Shipping completed an acquisition of the assets of Caribtran, Inc., which is expected to add approximately 4 percent to expected shipping revenues on an annual basis.

Shipping segment operating revenues increased $5.6 million in 2007 compared to the prior year due to higher volumes shipped. Volumes were higher due primarily to increased interisland shipments. Volumes shipped in 2007 were adversely impacted by increased competition in several of the ports served, the strategic decision not to compete for certain low margin business, decreased construction cargo for hurricane recovery projects and changing global trade patterns.

Nicor's other energy ventures operating revenues decreased $14.2 million in 2008 compared to the prior year due primarily to lower revenues at Nicor's energy-related products and services businesses ($7.4 million decrease) and Nicor Enerchange ($6.7 million decrease). Lower revenues at Nicor's energy-related products and services businesses were due to lower average revenue per utility-bill management contract, attributable to product mix. Lower revenues at Nicor Enerchange were due primarily to unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory and lower results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by the favorable costing of physical sales activity.

Nicor's other energy ventures operating revenues increased $28.6 million in 2007 compared to the prior year due to higher revenues at Nicor Enerchange ($22.3 million increase) and Nicor's energy-related products and services businesses ($6.3 million increase). Higher revenues at Nicor Enerchange were due, in part, to the favorable costing of physical sales activity and improved results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory. Higher revenues at Nicor's energy-related products and services businesses were attributable to an increase in average customer contracts ($6.6 million increase).

Corporate and eliminations primarily reflects the elimination of gas distribution revenues against Nicor Solutions' expenses for customers purchasing the utility-bill management products.

Gas distribution margin. Nicor utilizes a measure it refers to as "gas distribution margin" to evaluate the operating income impact of gas distribution revenues. Gas distribution revenues include natural gas costs, which are passed directly through to customers without markup, subject to ICC review, and revenue taxes, for which Nicor Gas earns a small administrative fee. These items often cause significant fluctuations in gas distribution revenues, with equal and offsetting fluctuations in cost of gas and revenue tax expense, with no direct impact on gas distribution margin.

A reconciliation of gas distribution revenues and margin follows (in millions):

	2008	2007	2006
Gas distribution revenues	**$ 3,206.9**	$ 2,627.5	$ 2,452.3
Cost of gas	**(2,427.8)**	(1,906.5)	(1,743.7)
Revenue tax expense	**(171.1)**	(148.7)	(144.4)
Gas distribution margin	**$ 608.0**	$ 572.3	$ 564.2

Gas distribution margin increased $35.7 million in 2008 compared to the prior year due primarily to colder weather (approximately $15 million increase) and the impact of customer interest (approximately $12 million increase).

Gas distribution margin increased $8.1 million in 2007 compared to the prior year due to colder weather (approximately $17 million increase), partially offset by lower average distribution rates (approximately $6 million decrease which included the negative impact of approximately $2 million attributable to the ICC's rate order rehearing decision that went into effect in April 2006) and the impact of customer interest (approximately $2 million decrease).

Gas distribution operating and maintenance expense. Gas distribution operating and maintenance expense increased $24.8 million in 2008 compared to the prior year due primarily to higher bad debt expense ($17.7 million increase) and payroll and benefit-related costs ($4.9 million increase). Higher bad debt expense is attributable to higher revenues and worsening economic conditions. Also included in gas distribution operating and maintenance expense for 2008 were recoveries of previously incurred costs ($3.9 million, of which $2.0 million relates to a recovery of costs associated with the prior year PCB matter and $1.9 million relates to legal cost recoveries from a counterparty with whom Nicor previously did business during the PBR timeframe).

Gas distribution operating and maintenance expense increased $1.3 million in 2007 compared to the prior year. Higher bad debt expense ($14.9 million increase) was partially offset by lower company use gas and storage-related gas costs ($13.1 million decrease) attributable primarily to lower prices paid for natural gas.

Other gas distribution operating expenses. Mercury-related costs (recoveries), net reflect the estimated costs, recoveries and reserve adjustments associated with the company's mercury inspection and repair program. Mercury-related costs in 2008 were $0.6 million. Mercury-related recoveries in 2007 reflect a $7.2 million reserve adjustment and $0.8 million in cost recoveries recorded during the first quarter of 2007. In 2006, a mercury-related recovery of $3.8 million was realized from a settlement reached with an independent contractor of Nicor Gas. Additional information about the company's mercury inspection and repair program is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Mercury.

Property sale gains and losses vary from year-to-year depending upon property sales activity. During 2008, 2007 and 2006, Nicor Gas realized pretax gains of $0.8 million, $2.0 million and $3.3 million, respectively. The company periodically assesses its ownership of certain real estate holdings.

Shipping operating expenses. Shipping segment operating expenses increased $27.4 million in 2008 compared to the prior year due primarily to higher transportation-related costs ($20.7 million increase) attributable primarily to increased fuel costs.

Shipping segment operating expenses increased $7.7 million in 2007 compared to the prior year due primarily to higher transportation-related costs ($7.1 million increase) which includes fuel.

Other energy ventures operating expenses. Nicor's other energy ventures operating expenses decreased $5.5 million in 2008 compared to the prior year due to a decrease in operating expenses at Nicor's energy-related products and services businesses ($12.2 million decrease), partially offset by an increase in operating expenses at Nicor Enerchange ($5.2 million increase). The decrease in operating expenses at Nicor's energy-related products and services businesses was due to lower average costs associated with utility bill management contracts, attributable to product mix. Higher operating expenses at Nicor Enerchange were due primarily to an increase in charges resulting from increased transportation capacity.

Nicor's other energy ventures operating expenses increased $21.2 million in 2007 compared to the prior year. Approximately $18 million of the variance is related to transportation and storage charges at Nicor Enerchange. In addition, there were higher expenses at Nicor's energy-related products and services businesses ($2.4 million increase) reflecting higher costs associated with customer contracts ($2.9 million increase) due, in part, to an increase in average customer contracts.

Litigation charges (recoveries), net. In 2006, Nicor recorded a $10 million charge (non-deductible for tax purposes) relating to a settlement with the SEC of claims of securities law violations relating to the PBR plan. The company neither admitted nor denied any wrongdoing in the matter.

Other corporate expenses and eliminations. Other corporate operating expenses (income) were ($2.0) million, $1.8 million and ($5.2) million in 2008, 2007 and 2006, respectively. In 2008 and 2006, Nicor recorded recoveries of previously incurred legal costs. Also included in the amounts for all years presented are certain business development costs.

Intercompany eliminations were ($79.8) million, ($99.8) million and ($115.8) million in 2008, 2007 and 2006, respectively, and related primarily to utility-bill management products.

Interest expense. Interest expense increased $2.2 million in 2008 compared to the prior year. This increase reflects the impact of higher interest on income tax matters ($5.4 million increase) and higher average borrowing levels, partially offset by lower average interest rates. In 2007, Nicor recorded the effects of a settlement with the IRS related to the timing of certain deductions taken as part of a change in accounting method on its 2002 tax return. As a result of the settlement, Nicor reduced its reserve for interest payable by $9.6 million.

Interest expense decreased $11.2 million in 2007 compared to the prior year. This decrease reflects the impact of lower interest on income tax matters ($9.0 million decrease) attributable to the previously mentioned settlement with the IRS and lower average borrowing levels.

Net equity investment income. Net equity investment income increased $3.1 million in 2008 compared to the prior year due primarily to higher income from Triton ($1.3 million increase) and EN Engineering ($1.3 million increase).

Net equity investment income decreased $4.8 million in 2007 compared to the prior year due primarily to the sale in 2006 of an equity investment ($3.8 million decrease, of which $2.4 million related to a gain on the sale and $1.4 million related to equity income recognized in 2006).

Equity investment results include $6.4 million, $5.1 million and $5.8 million for 2008, 2007 and 2006, respectively, for Nicor's share of income from Triton.

Income tax expense. In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2008 and 2007, income tax expense has not been provided on approximately $23 million and $39 million, respectively, of foreign company shipping earnings that are expected to be indefinitely reinvested offshore.

The effective income tax rate was 27.0 percent, 26.6 percent and 26.3 percent for 2008, 2007 and 2006, respectively. The higher effective income tax rate in 2008 compared to 2007 reflects a decrease in untaxed foreign earnings in 2008, offset, in part, by tax reserve adjustments. The increase in the 2007 effective income tax rate compared to 2006 reflects the recognition of tax benefits in 2006 related to the reorganization of the company's shipping and related operations offset, in part, by the non-deductible $10 million charge in 2006 associated with the company's SEC inquiry and an increase in 2007 of untaxed foreign earnings.

Gas Distribution Statistics

	2008	2007	2006
Operating revenues (millions)			
Sales			
Residential	**$ 2,176.2**	$ 1,791.4	$ 1,671.1
Commercial	**551.4**	426.2	373.9
Industrial	**61.9**	47.6	42.8
	2,789.5	2,265.2	2,087.8
Transportation			
Residential	**40.9**	31.1	32.0
Commercial	**82.2**	76.7	82.1
Industrial	**38.3**	37.5	41.0
Other	**25.7**	10.6	3.7
	187.1	155.9	158.8
Other revenues			
Revenue taxes	**174.0**	149.6	147.7
Environmental cost recovery	**9.7**	10.9	11.6
Chicago Hub	**11.3**	19.0	26.4
Other	**35.3**	26.9	20.0
	230.3	206.4	205.7
	$ 3,206.9	$ 2,627.5	$ 2,452.3
Deliveries (Bcf)			
Sales			
Residential	**214.4**	201.8	185.9
Commercial	**54.7**	48.7	41.8
Industrial	**6.4**	5.7	5.0
	275.5	256.2	232.7
Transportation			
Residential	**25.6**	19.7	17.0
Commercial	**93.1**	84.6	80.4
Industrial	**103.9**	107.8	108.6
	222.6	212.1	206.0
	498.1	468.3	438.7
Year-end customers (thousands)			
Sales			
Residential	**1,760**	1,789	1,807
Commercial	**130**	128	123
Industrial	**8**	7	7
	1,898	1,924	1,937
Transportation			
Residential	**222**	191	166
Commercial	**53**	54	57
Industrial	**5**	5	6
	280	250	229
	2,178	2,174	2,166
Other statistics			
Degree days	**6,348**	5,756	5,174
Colder (warmer) than normal (1)	**9%**	(1%)	(11%)
Average gas cost per Mcf sold	**$ 8.76**	$ 7.36	$ 7.44

(1) Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,830 degree days per year.

Shipping Statistics	**2008**	2007	2006
TEUs shipped (thousands)	**197.1**	206.6	203.1
Average revenue per TEU	**$ 2,158**	$ 1,955	$ 1,961
At end of period			
Ports served	**25**	26	27
Vessels operated	**17**	19	18

FINANCIAL CONDITION AND LIQUIDITY

The company believes it has access to adequate resources to meet its needs for capital expenditures, debt redemptions, dividend payments and working capital. These resources include net cash flow from operating activities, access to capital markets, lines of credit and short-term investments. Recent capital market conditions are not currently expected to have a material adverse impact on the company's ability to access capital.

Operating cash flows. The gas distribution business is highly seasonal and operating cash flow may fluctuate significantly during the year and from year-to-year due to factors such as weather, natural gas prices, the timing of collections from customers, natural gas purchasing, and storage and hedging practices. The company relies on short-term financing to meet seasonal increases in working capital needs. Cash requirements generally increase over the last half of the year due to increases in natural gas purchases, gas in storage and accounts receivable. During the first half of the year, positive cash flow generally results from the sale of gas in storage and the collection of accounts receivable. This cash is typically used to substantially reduce, or eliminate, short-term debt during the first half of the year.

Nicor maintains margin accounts related to financial derivative transactions. These margin accounts may cause large fluctuations in cash needs or sources in a relatively short period of time due to daily settlements resulting from changes in natural gas futures prices. The company manages these fluctuations with short-term borrowings and investments.

In 2003, Nicor received an income tax refund of approximately $100 million attributable to a tax loss carryback associated with a change in tax accounting method (which increased its deferred income tax liability), subject to IRS review and approval as part of normal ongoing audits. Through December 31, 2004, the total current tax benefits previously recorded under this accounting method approximated $135 million (amounts recorded were offset by increases to the deferred tax liability with no net effect on reported net federal income tax expense). In 2005, the IRS revised the regulations pertaining to the aforementioned tax accounting method. The new regulations required repayment in 2005 and 2006 of amounts previously taken as current tax deductions. During 2006 and 2005, the company reclassified income tax expense from deferred to current and repaid approximately $135 million equally over those years.

Investing activities. Net cash flow used for investing activities was $265.3 million, $193.9 million and $192.2 million in 2008, 2007 and 2006, respectively.

During the second quarter of 2008, Tropical Shipping acquired the assets of Caribtran, Inc., a provider of less-than-container load and full container load consolidation services from the United States to the Caribbean and Central America.

Capital expenditures. Capital expenditures is an internal measure utilized by management that represents cash additions to property, plant and equipment, adjusted for items including the accrual of work performed through period end and other non-cash items, contributions in aid of construction and expenditures associated with asset retirement obligations. Capital expenditures by business segment are presented in the following table (in millions):

	Estimated 2009	**2008**	2007	2006
Gas distribution	$ 210	**$ 229**	$ 159	$ 164
Shipping	50	**17**	14	17
Other energy ventures	50	**4**	4	6
	$ 310	**$ 250**	$ 177	$ 187

Gas distribution segment capital expenditures increased in 2008 versus 2007 due to higher expenditures associated with gas distribution, transmission and storage system improvements (approximately $55 million increase), facility construction (approximately $15 million increase) and information technology improvements (approximately $10 million increase), partially offset by the impact of lower customer additions (approximately $10 million decrease).

Gas distribution segment capital expenditures decreased in 2007 versus 2006 due to a reduction in costs for information technology system improvements (approximately $7 million decrease) and the impact of lower customer additions (approximately $6 million decrease), partially offset by higher expenditures associated with storage system projects (approximately $5 million increase).

Capital expenditures in the gas distribution segment are expected to decrease in 2009 versus 2008 due to lower expenditures associated with gas distribution, transmission and storage system improvements, facility construction and information technology improvements, partially offset by higher capitalized overhead costs attributable to higher postretirement benefit costs.

Capital expenditures in the shipping segment increased in 2008 due to an increase in container replacements, partially offset by a decrease in facility expansion and freight handling equipment expenditures.

Capital expenditures in the shipping segment decreased in 2007 due primarily to the purchase of a vessel in 2006, partially offset by an increase in facility expansion and freight handling equipment.

Capital expenditures in the shipping segment are expected to increase in 2009 versus 2008 due primarily to the expected purchase of two vessels and higher expenditures related to containers and freight equipment.

Nicor's capital budget also includes approximately $40 million in 2009 for the planned development of natural gas storage fields. During 2008, Nicor announced the formation of a new wholly-owned subsidiary, Central Valley Gas Storage, LLC ("Central Valley") which plans to develop an underground natural gas storage facility north of Sacramento, California. Central Valley currently expects to start initial injections beginning in 2010 and full service by 2011.

Additional investing activities. Yearly fluctuations in additional investing activities include the following items:

- Investing activities in all three years reflect increased short-term investments primarily at the company's shipping segment.
- Investing activities in 2007 as compared to 2006 reflects the release of the $10.0 million from escrow associated with the settlement of the company's SEC inquiry.

Financing activities. The current credit ratings for Nicor Inc. and Nicor Gas are as follows:

	Standard & Poor's	Moody's	Fitch
Nicor Inc.			
Commercial Paper	A-1+	P-2	F-1
Senior Unsecured Debt	AA	n/a	A
Corporate Credit Rating	AA	n/a	n/a
Nicor Gas			
Commercial Paper	A-1+	P-1	F-1
Senior Secured Debt	AA	A1	AA-
Senior Unsecured Debt	AA	A2	A+
Corporate Credit Rating	AA	n/a	n/a

In April 2008, Standard & Poor's affirmed its credit ratings and changed its outlook from Negative to Stable on both Nicor and Nicor Gas. In November 2008, Standard & Poor's raised the rating on unsecured debt from AA- to AA for both Nicor and Nicor Gas. The rating revision is the result of a change in methodology at Standard & Poor's to better reflect the recovery prospects of creditors in the investor-owned utility operating sector.

Long-term debt. The company typically uses the net proceeds from long-term debt for refinancing outstanding debt, for construction programs to the extent not provided by internally generated funds, and for general corporate purposes.

At December 31, 2008, Nicor Gas had the capacity to issue approximately $440 million of additional First Mortgage Bonds under the terms of its indenture. The company's shelf registration expired in December 2008. The company expects to file a new shelf registration in early 2009. Nicor believes it is in compliance with its debt covenants. Nicor's long-term debt agreements do not include ratings triggers or material adverse change provisions. Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and were retired. The company expects to issue $50 million in First Mortgage Bonds in 2009.

In August 2008, Nicor Gas, through a private placement, issued $75 million First Mortgage Bonds at 6.25 percent, due in 2038. Nicor Gas retired the $75 million 5.875 percent First Mortgage Bond series that became due in August 2008.

In 2006, Nicor Gas, through a private placement, issued $50 million of First Mortgage Bonds at 5.85 percent, due in 2036. Proceeds from this issuance were applied to the $50 million 5.55 percent First Mortgage Bond series, which matured in 2006.

In 2005, Tropical Shipping obtained a $40 million two-year senior unsecured term loan which was used along with cash available from foreign subsidiaries to fund the repatriation of $132 million of its cumulative undistributed foreign earnings under the provisions of the Jobs Act. As of December 31, 2006, this loan was paid in full.

Short-term debt. In August 2008, Nicor Gas established a $600 million, 9-month seasonal revolver expiring May 2009, to replace the $400 million, 210-day seasonal revolver, which expired in May 2008. In September 2005, Nicor and Nicor Gas established a $600 million, five-year revolver, expiring September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $739.9 million and $369.0 million of commercial paper outstanding at December 31, 2008 and 2007, respectively. The company expects that funding from commercial paper and related backup line-of-credit agreements will continue to be available in the foreseeable future and sufficient to meet estimated cash requirements.

Common stock. Nicor maintained its quarterly common stock dividend rate during 2008 of $0.465 per common share. The company paid dividends on its common stock of $84.4 million, $84.1 million and $82.9 million in 2008, 2007 and 2006, respectively. Nicor currently has no contractual or regulatory restrictions on the payment of dividends.

Nicor currently has a dividend reinvestment program that offers the opportunity to holders of Nicor common and preferred shares to purchase additional shares of Nicor common stock by reinvesting the dividends paid on all of their shares and/or making direct cash purchases. Shares are acquired by Nicor on behalf of participants through purchases in the open market. Nicor plans to amend the program in 2009 to allow Nicor to issue new shares of common stock as opposed to purchasing them in the open market. Proceeds from the newly issued shares will be used for advances to or equity investments in its subsidiaries, for other investment opportunities, or for general corporate purposes.

In 2001, Nicor announced a $50 million common stock repurchase program. Purchases may be made as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There were no purchases under this program in 2008, 2007 and 2006, and at December 31, 2008, $21.5 million remained authorized for the repurchase of common stock.

Preferred Stock. In 2007, Nicor redeemed 100 shares of 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at a per share redemption price of $43 plus accrued unpaid dividends. There were 11,581 shares of the 4.48 percent Series Mandatorily Redeemable Preferred Stock, $50 par value, outstanding at December 31, 2008.

Off-balance sheet arrangements. Nicor has certain guarantees, as further described in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Guarantees and Indemnities. The company believes the likelihood of any such payment under these guarantees is remote. No liability has been recorded for these guarantees.

Contractual obligations. At December 31, 2008, Nicor had contractual obligations with payments due as follows (in millions):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations	$ 809.6	$ 363.1	$ 126.6	$ 7.7	$ 1,307.0
Long-term debt	50.0	75.0	-	375.0	500.0
Fixed interest on long-term debt	28.5	52.0	46.6	380.9	508.0
Operating leases	23.8	18.0	7.4	13.0	62.2
Other long-term obligations	.2	.2	-	.6	1.0
	$ 912.1	$ 508.3	$ 180.6	$ 777.2	$ 2,378.2

In addition to the contractual obligations included in the table above, Nicor has potential liabilities to taxing authorities (unrecognized tax benefits) which are dependent on the resolution of particular income tax positions. The timing of future cash outflows, if any, associated with such potential liabilities is uncertain. The company has accrued estimated unrecognized tax benefits of $10.8 million at December 31, 2008, of which approximately $6 million is reasonably expected to be paid within the next 12 months.

The company also has long-term obligations for postretirement benefits which are not included in the above table. Information regarding the company's obligations for postretirement benefits can be found in Item 8 – Notes to the Consolidated Financial Statements – Note 11 – Postretirement Benefits.

Purchase obligations consist primarily of natural gas purchase agreements, and natural gas transportation and storage contracts in the gas distribution and wholesale natural gas marketing business segments. Natural gas purchase agreements include obligations to purchase natural gas at future market prices, calculated using December 31, 2008 NYMEX futures prices.

Operating leases are primarily for vessels, containers and equipment in the shipping segment, office space and equipment in the gas distribution segment and office space for the other energy ventures. Tropical Shipping has certain equipment operating leases which include purchase and/or renewal options, at fair market amounts at the time of purchase or renewal. Rental expense under operating leases was $41.7 million, $41.3 million and $41.7 million in 2008, 2007 and 2006, respectively.

In 2006, Nicor Gas signed an agreement to purchase approximately 16 Bcf of synthetic natural gas annually for a 20-year term beginning as early as 2010. The agreement was contingent upon various milestones to be achieved by the counterparty to the agreement. The counterparty failed to achieve certain of these milestones and the agreement terminated on July 1, 2008.

Labor negotiations. The current labor contract between Nicor Gas and the International Brotherhood of Electrical Workers (IBEW) Local 19 expires on February 28, 2009. The current agreement covers approximately 1,400 employees of Nicor Gas. As of the filing date of this report, negotiations between IBEW representatives and the company continue. Nicor Gas believes that there are adequate contingency plans in the event of a work stoppage, which the company currently does not expect.

Other. Restrictions imposed by regulatory agencies and loan agreements limiting the amount of subsidiary net assets that can be transferred to Nicor are not expected to have a material impact on the company's ability to meet its cash obligations.

OUTLOOK

Nicor's outlook assumes normal weather for 2009, but excludes, among other things, the ICC's PBR plan/PGA review or other contingencies. The company's outlook also does not reflect the additional variability in earnings due to fair value accounting adjustments at Nicor Enerchange and other impacts that could occur because of future volatility in the natural gas markets. While these items could materially affect 2009 earnings, they are currently not estimable.

Gas distribution. Nicor Gas expects operating results to be adversely impacted by significantly higher operating and maintenance and depreciation expense. Operating and maintenance expense is expected to be higher due, in part, to increased postretirement benefit costs attributable to 2008's decline in the market values of investments of the company's defined benefit pension plan.

The company's request for rate relief in the amount of $140.4 million is expected to be decided no later than March 25, 2009. Results for Nicor Gas for 2009 are dependent on the outcome of that request. Any rate relief would be prospective from the date of an ICC decision. As a result, the company estimates that every $10 million of rate relief would positively impact 2009 net income by approximately $4 million to $5 million. The company's request for rate relief does include a request for a volume-balancing rider that would adjust rates to substantially compensate for variances in weather which would mitigate the volatility at Nicor Gas.

The company estimates that a 100-degree day variation from normal weather affects Nicor Gas' distribution margin, net of income taxes, by approximately $1.6 million under the company's current rate structure. The consolidated impact, however, is generally reduced somewhat because of the natural weather hedge attributable to the utility-bill management products offered by certain of Nicor's other energy ventures.

Shipping. Tropical Shipping's operating results are expected to be lower when compared to 2008 as it is expected that a challenging economic environment will have a negative impact on tourism and the economies in the Bahamas and the Caribbean region. The company also continues to expect relatively low tax costs on operating earnings in 2009 attributable to the 2006 reorganization of certain shipping and related operations.

Other energy ventures. The company expects higher operating results from its other energy ventures due to higher results from its wholesale natural gas marketing company, partially offset by lower results in its energy-related products and services businesses.

Other. Nicor also expects its effective income tax rate to be higher, in part, because of the absence of certain tax reserve adjustments recognized in 2008.

CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the Cook County State's Attorney Office ("CCSAO"), the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002. A copy of the Report is available at the Nicor website and has been previously produced to all parties in the ICC Proceedings.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8 million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, the CCSAO and CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CCSAO and CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs issued a ruling denying CUB and CCSAO's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CCSAO, CUB or other parties to the ICC Proceedings.

In November 2003, the ICC staff, CUB, CCSAO and the IAGO filed their respective direct testimony in the ICC Proceedings. The ICC staff is seeking refunds to customers of approximately $108 million and CUB and CCSAO were jointly seeking refunds to customers of approximately $143 million. The IAGO direct testimony alleges adjustments in a range from $145 million to $190 million. The IAGO testimony as filed is presently unclear as to the amount which IAGO seeks to have refunded to customers. On February 27, 2004, the above referenced intervenors filed their rebuttal testimony in the ICC Proceedings. In such rebuttal testimony, CUB and CCSAO amended the alleged amount to be refunded to customers from approximately $143 million to $190 million. In 2004, the evidentiary hearings on this matter were stayed in order to permit the parties to undertake additional third party discovery from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. In December 2006, the additional third party discovery from EKT was obtained, Nicor Gas withdrew its previously filed testimony and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony filed pursuant to the scheduling order, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. No date has been set for evidentiary hearings on this matter.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from EKT. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

Although the Report of the special committee's counsel did not find that there was criminal activity or fraud, a review of this additional information (which was not available to the independent counsel who prepared the Report) and re-interviews of certain Nicor Gas personnel in 2004 indicated that certain former Nicor Gas personnel may have engaged in potentially fraudulent conduct regarding the PBR plan in violation of company policy, and in possible violation of SEC rules and applicable law. Further, certain former Nicor Gas personnel also may have attempted to conceal their conduct in connection with an ICC review of the PBR plan. The company has reviewed all third party information it has obtained and will continue to review any additional third party information the company may obtain. The company terminated four employees in connection with this matter in 2004.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2008.

Mercury. Information about mercury contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Mercury.

Manufactured gas plant sites. The company is conducting environmental investigations and remedial activities at former manufactured gas plant sites. Additional information about these sites is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Manufactured Gas Plant Sites.

PCBs. Information about PCB contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – PCBs.

Municipal tax matters. Information about municipal tax contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Municipal Tax Matters.

Other. In 2006, Nicor received a payment of $5.2 million from insurance carriers as reimbursement of legal defense costs in connection with securities class actions and shareholder derivative suits that were settled in 2004 and 2005. This payment has been recorded in "Other corporate expenses and eliminations" in the Consolidated Statements of Operations for 2006.

The company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. See Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies.

CRITICAL ACCOUNTING ESTIMATES

Nicor prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which regularly require Nicor's management to exercise judgment in the selection and application of accounting methods. The application of accounting methods includes making estimates using subjective assumptions and judgments about matters that are inherently uncertain.

The use of estimates and the selection of accounting policies affect Nicor's reported results and financial condition. The company has adopted several significant accounting policies and is required to make significant accounting estimates that are important to understanding its financial statements. These significant policies and estimates are described throughout Item 8 – Notes to the Consolidated Financial Statements.

Although there are numerous areas in which Nicor's management makes significant accounting estimates, it believes its critical estimates are those that require management's most difficult and subjective or complex judgments. Nicor's management has a practice of reviewing its critical accounting estimates and policy decisions with the audit committee of its board of directors. Its critical estimates typically involve loss contingencies, derivative instruments, pension and other postretirement benefits, income taxes, credit risk, unbilled revenues and regulatory assets and liabilities because they are estimates which could materially impact Nicor's financial statements.

Loss contingencies. Nicor and its subsidiaries record contingent losses as liabilities when a loss is both probable and the amount or range of loss, including related legal defense costs, is reasonably estimable. When only a range of potential loss is estimable, the company records a liability for the minimum anticipated loss. Nicor and its subsidiaries and affiliates are involved in various legal and regulatory proceedings and are exposed to various loss contingencies. These loss contingencies are in some cases resolved in stages over time, estimates may change significantly from period to period, and the company's ultimate obligations may differ materially from its recorded amounts. Of particular note is the PBR plan contingency at Nicor Gas described in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies.

Derivative instruments. The rules for determining whether a contract meets the definition of a derivative instrument or qualifies for hedge accounting treatment are numerous and complex. The treatment of a single contract may vary from period to period depending upon accounting elections, changes in management's assessment of the likelihood of future hedged transactions or new interpretations of accounting rules. As a result, management judgment is required in the determination of the appropriate accounting treatment. In addition, the estimated fair value of derivative instruments may change significantly from period to period depending upon market conditions, and changes in hedge effectiveness may impact the accounting treatment. These determinations and changes in estimates may have a material impact on reported results.

Pension and other postretirement benefits. The company's cost of providing postretirement benefits is dependent upon various factors and assumptions, including life expectancies, the discount rate used in determining the projected benefit obligation, the expected long-term rate of return on plan assets, the long-term rate of compensation increase and anticipated health care costs. Changes in these assumptions typically do not have a significant impact on the expenses recorded from year to year. However, actual experience in any one period, particularly the actual return on plan assets, often varies significantly from these mostly long-term assumptions. When cumulatively significant, the gains and losses generated from such variances are amortized into operating income over the remaining service lives of employees covered by the plans (approximately 10 years for the pension plan and 13 years for the health care plan). Additional information is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 11 – Postretirement Benefits, including plan asset investment allocation, estimated future benefit payments, general descriptions of the plans, significant assumptions, the impact of certain changes in assumptions, and significant changes in estimates.

The company's estimated postretirement benefit expense included in operating income was $2.7 million, $4.8 million and $5.5 million in 2008, 2007 and 2006, respectively. The company expects to record postretirement benefit expense for 2009 of $24.6 million. As previously discussed, significant market declines in the values of plan assets caused the increase in postretirement expense for 2009 when compared to prior years. Actuarial assumptions affecting 2009 include an expected long-term rate of return on plan assets of 8.50 percent, consistent with the prior year, and discount rates of 6.35 percent for the company's defined benefit pension plan and 6.00 percent for the health care and life insurance plan, compared with 6.25 percent for both plans a year earlier. The 2008 discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market. The 2007 discount rate was determined by performing a bond matching study and referencing the Citigroup Pension Liability Index rate. Such study utilized high quality bonds whose expected cash flows match the timing and amount of future benefit payments of the plans.

Income taxes. A deferred income tax liability is not recorded on undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. At December 31, 2008, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $51 million on approximately $146 million of cumulative undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. Changes in management's investment or repatriation plans or circumstances could result in a different deferred income tax liability.

The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Changes between what the company recognizes as an unrecognized tax benefit and what is actually settled with the taxing authority could be materially different.

Credit risk. Nicor's subsidiaries and affiliates are required to estimate counterparty credit risk in estimating the fair values of certain derivative instruments. The company's counterparties consist primarily of major energy companies and financial institutions. This concentration of counterparties may materially impact the company's exposure to credit risk resulting from market, economic or regulatory conditions. Recent adverse developments in the capital markets have made it more difficult for the company to assess the creditworthiness of its counterparties. Based on this uncertainty, actual losses relating to credit risk could materially vary from Nicor's estimates.

Nicor's subsidiaries and affiliates maintain an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments. Such estimates are based on historical experience, existing economic conditions and certain collection-related patterns. Circumstances which could affect these estimates include, but are not limited to, customer credit issues, natural gas prices, customer deposits and worsening economic conditions. Actual credit losses could vary materially from Nicor's estimates. Nicor's allowance for doubtful accounts at December 31, 2008, 2007 and 2006 was $44.9 million, $35.1 million and $33.4 million, respectively, as presented on Schedule II in Item 15 – Exhibits, Financial Statement Schedules.

Unbilled revenues. Nicor Gas estimates revenues for natural gas deliveries not yet billed to customers from the last billing date to month-end. Unbilled revenue estimates are dependent upon a number of customer-usage factors which require management judgment, including weather factors. These estimates are adjusted when actual billings occur, and variances in estimates can be material. Accrued unbilled revenues for Nicor Gas at December 31, 2008, 2007 and 2006 were $196.1 million, $189.3 million and $158.9 million, respectively.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas applies SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, which requires Nicor Gas to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to the provisions of SFAS No. 71, a write-off of net regulatory liabilities would be required. Additional information on regulatory assets and liabilities is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 1 – Accounting Policies.

NEW ACCOUNTING PRONOUNCEMENTS

For information concerning SFAS No. 157, *Fair Value Measurements*, FSP No. FIN 39-1, *Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts,* and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, see Item 8 – Notes to the Consolidated Financial Statements – Note 2 – New Accounting Pronouncements.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due to the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this filing.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nicor is exposed to market risk in the normal course of its business operations, including the risk of loss arising from adverse changes in natural gas and fuel commodity prices, and interest rates. Nicor's practice is to manage these risks utilizing derivative instruments and other methods, as deemed appropriate.

Commodity price risk. With regard to commodity price risk, the company has established policies and procedures with respect to the management of such risks and the use of derivative instruments to hedge its exposure to such risks. Company management oversees compliance with such policies and procedures. The company utilizes various techniques to limit, measure and monitor market risk, including limits based on volume, dollar amounts, maturity, and in some cases value at risk ("VaR").

VaR is the potential loss for an instrument or portfolio from adverse changes in market factors, for a specified time period and at a specified confidence level. The company has established exposure limits at such a level that material adverse economic results are not expected. The company's commodity price risk policies and procedures continue to evolve with its businesses and are subject to ongoing review and modification.

In accordance with SEC disclosure requirements, Nicor performs sensitivity analyses to assess the potential loss in earnings based upon a hypothetical 10 percent adverse change in market prices. Management does not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks and therefore also relies on the experience and judgment of its management to revise strategies and adjust positions as deemed necessary. Losses in excess of the amounts determined in sensitivity analyses could occur if market prices exceed the 10 percent shift used for the analyses.

As a regulated utility, Nicor Gas' exposure to market risk caused by changes in commodity prices is substantially mitigated because of Illinois rate regulation allowing for the recovery of prudently incurred natural gas supply costs from customers. However, substantial changes in natural gas prices may impact Nicor Gas' earnings by increasing or decreasing the cost of gas used by the company, storage-related gas costs, bad debt expense, and other operating and financing expenses. The company purchases about 4 Bcf of natural gas annually for its own use and to cover storage-related gas costs. The level of natural gas prices may also impact customer gas consumption and therefore gas distribution margin. The actual impact of natural gas price fluctuations on Nicor Gas' earnings is dependent upon several factors, including the company's hedging practices. During 2008, Nicor Gas hedged a portion of its forecasted 2009 and 2010 company use and storage-related gas costs through the use of fixed-price purchase and swap agreements.

Nicor's other energy businesses are subject to natural gas commodity price risk, arising primarily from purchase and sale agreements, transportation agreements, natural gas inventories and utility-bill management contracts. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks. Based on Nicor's other energy businesses unhedged positions at December 31, 2008, a 10 percent adverse change in natural gas prices would have decreased Nicor's earnings for the periods ended December 31, 2008 and 2007 by about $1.0 million and $0.4 million, respectively.

At December 31, 2008, Nicor Enerchange, Nicor's wholesale natural gas marketing business, held derivative contracts with the following net asset fair values (in millions):

		Maturity		
Source of Fair Value	Total Fair Value	Less than 1 Year	1 to 3 Years	3 to 5 Years
Prices actively quoted	$ (14.2)	$ (17.0)	$ 2.8	$ -
Prices correlated to external sources	19.0	14.9	4.1	-
Prices based on models and other valuation methods	(.2)	(.1)	(.1)	-
Total	$ 4.6	$ (2.2)	$ 6.8	$ -

Actively quoted prices are for those derivative instruments traded on the NYMEX. Nicor Enerchange enters into over-the-counter derivative instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets. Nicor Enerchange uses one or more significant unobservable inputs for model-derived valuations.

Tropical Shipping's objective is to substantially mitigate its exposure to higher fuel costs through fuel surcharges.

Credit risk. The company has a diversified customer base, which limits its exposure to concentrations of credit risk in any one industry or income class and believes that it maintains prudent credit policies. Additionally, the gas distribution segment offers options to help customers manage their bills, such as energy assistance programs for low-income customers and a budget payment plan that spreads gas bills more evenly throughout the year.

The company is also exposed to credit risk in the event a counterparty, customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions. To manage this risk, the company has established procedures to determine and monitor the creditworthiness of counterparties, to require guarantees or collateral back-up, and to limit its exposure to any one counterparty. The company also, in some instances, enters into netting arrangements to mitigate counterparty credit risk. However, recent adverse developments in the capital markets have made it more difficult for the company to assess the creditworthiness of our counterparties. Based on this uncertainty, the company has taken additional steps including, but not limited to, reducing available credit to some of its counterparties.

Interest rate risk. Nicor is exposed to changes in interest rates. The company manages its interest rate risk by issuing primarily fixed-rate long-term debt with varying maturities, refinancing certain debt and, at times, hedging the interest rate on anticipated borrowings. If market rates were to hypothetically increase by 10 percent from Nicor's weighted-average floating interest rate on commercial paper, interest expense would have increased causing Nicor's earnings to decrease by approximately $0.2 million in 2008. For further information about debt securities, interest rates and fair values, see Item 8 – Financial Statements – Consolidated Statements of Capitalization, and Item 8 – Notes to the Consolidated Financial Statements – Note 7 – Short-Term and Long-Term Debt and Note 9 – Fair Value of Financial Instruments.

Nicor Inc.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nicor Inc.

We have audited the accompanying consolidated balance sheets and statements of capitalization of Nicor Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, common equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (concluded)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, in 2007, the Company changed its method of recognizing and measuring income tax positions. As discussed in Note 2 to the consolidated financial statements, in 2008, the Company changed its method of offsetting amounts related to certain contracts and retrospectively adjusted the 2007 balance sheet for the change.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 25, 2009

Nicor Inc.

Consolidated Statements of Operations
(millions, except per share data)

	Year ended December 31		
	2008	2007	2006
Operating revenues			
Gas distribution (includes revenue taxes of $174.0, $149.6 and $147.7, respectively)	**$ 3,206.9**	$ 2,627.5	$ 2,452.3
Shipping	**425.2**	403.9	398.3
Other energy ventures	**230.3**	244.5	215.9
Corporate and eliminations	**(85.8)**	(99.6)	(106.5)
Total operating revenues	**3,776.6**	3,176.3	2,960.0
Operating expenses			
Gas distribution			
Cost of gas	**2,427.8**	1,906.5	1,743.7
Operating and maintenance	**294.6**	269.8	268.5
Depreciation	**170.9**	165.6	160.1
Taxes, other than income taxes	**189.4**	166.9	163.0
Mercury-related costs (recoveries), net	**.6**	(8.0)	(3.6)
Property sale gains	**(.8)**	(2.0)	(3.3)
Shipping	**385.9**	358.5	350.8
Other energy ventures	**205.0**	210.5	189.3
Litigation charges	**-**	-	10.0
Other corporate expenses and eliminations	**(81.8)**	(98.0)	(121.0)
Total operating expenses	**3,591.6**	2,969.8	2,757.5
Operating income	**185.0**	206.5	202.5
Interest expense, net of amounts capitalized	**40.1**	37.9	49.1
Equity investment income, net	**9.4**	6.3	11.1
Interest income	**8.8**	8.8	9.0
Other income, net	**.7**	.6	.6
Income before income taxes	**163.8**	184.3	174.1
Income tax expense, net of benefits	**44.3**	49.1	45.8
Net income	**$ 119.5**	$ 135.2	$ 128.3
Average shares of common stock outstanding			
Basic	**45.3**	45.2	44.6
Diluted	**45.4**	45.3	44.7
Earnings per average share of common stock			
Basic	**$ 2.64**	$ 2.99	$ 2.88
Diluted	**2.63**	2.99	2.87

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Cash Flows
(millions)

	Year ended December 31		
	2008	2007 * As Adjusted	2006 * As Adjusted
Operating activities			
Net income	**$ 119.5**	$ 135.2	$ 128.3
Adjustments to reconcile net income to net cash flow provided from operating activities:			
Depreciation	**189.8**	184.2	178.1
Deferred income tax benefit	**(3.4)**	(4.6)	(44.5)
Net gain on sale of property, plant and equipment	**(1.0)**	(1.8)	(3.3)
Gain on sale of equity investment	**-**	-	(2.4)
Changes in assets and liabilities:			
Receivables, less allowances	**(47.3)**	(94.2)	304.8
Gas in storage	**(54.5)**	32.0	75.3
Deferred/accrued gas costs	**(104.1)**	.1	(173.2)
Derivative instruments	**133.3**	(72.8)	156.8
Margin accounts - derivative instruments	**(134.9)**	16.3	(66.4)
Pension benefits	**179.1**	(54.5)	26.6
Regulatory postretirement asset	**(186.3)**	44.1	(113.5)
Other assets	**(64.3)**	(13.4)	(5.1)
Accounts payable and customer credit balances and deposits	**(64.1)**	100.6	(93.7)
Health care and other postretirement benefits	**12.2**	4.7	89.1
Litigation charge	**-**	(10.0)	-
Other liabilities	**(.9)**	(25.4)	10.4
Other items	**(.5)**	11.7	(20.3)
Net cash flow provided from (used for) operating activities	**(27.4)**	252.2	447.0
Investing activities			
Additions to property, plant & equipment	**(249.9)**	(173.2)	(187.4)
Release of (additions to) restricted short-term investments	**-**	10.0	(10.0)
Purchases of available-for-sale securities	**-**	(218.9)	-
Proceeds from sales of available-for-sale securities	**-**	218.9	-
Purchases of held-to-maturity securities	**(1.1)**	(1.6)	(2.6)
Proceeds from maturities of held-to-maturity securities	**3.7**	2.3	1.5
Net increase in other short-term investments	**(20.4)**	(32.8)	(7.9)
Net proceeds from sale of property, plant and equipment	**1.3**	1.2	3.9
Proceeds from sale of equity investment	**-**	-	7.0
Business acquisition, net of cash acquired	**(6.1)**	-	-
Other investing activities	**7.2**	.2	3.3
Net cash flow used for investing activities	**(265.3)**	(193.9)	(192.2)
Financing activities			
Proceeds from issuing long-term debt	**75.0**	-	50.0
Disbursements to retire long-term obligations	**(75.0)**	-	(90.0)
Net issuances (repayments) of commercial paper	**370.9**	19.0	(236.0)
Dividends paid	**(84.4)**	(84.1)	(82.9)
Repayment of loan against cash surrender value of life insurance policies	**(11.2)**	-	-
Proceeds from exercise of stock options	**1.7**	8.2	22.6
Other financing activities	**(1.1)**	.3	3.7
Net cash flow provided from (used for) financing activities	**275.9**	(56.6)	(332.6)
Net increase (decrease) in cash and cash equivalents	**(16.8)**	1.7	(77.8)
Cash and cash equivalents, beginning of year	**42.8**	41.1	118.9
Cash and cash equivalents, end of year	**$ 26.0**	$ 42.8	$ 41.1
Supplemental information			
Income taxes paid, net	**$ 71.2**	$ 77.9	$ 86.1
Interest paid, net of amounts capitalized	**50.2**	38.3	40.3

* Periods prior to 2008 were adjusted due to the retrospective application of FSP No. FIN 39-1, *Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts.* See Note 2 - New Accounting Pronouncements for further information.

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Balance Sheets
(millions)

	December 31 2008	December 31 2007 * As Adjusted
Assets		
Current assets		
Cash and cash equivalents	$ 26.0	$ 42.8
Short-term investments	69.5	49.1
Receivables, less allowances of $44.9 and $35.1, respectively	690.1	641.5
Gas in storage	208.5	154.0
Derivative instruments	49.7	28.4
Margin accounts - derivative instruments	134.4	28.8
Other	160.7	98.5
Total current assets	1,338.9	1,043.1
Property, plant and equipment, at cost		
Gas distribution	4,460.6	4,279.7
Shipping	315.1	309.2
Other	26.7	22.8
	4,802.4	4,611.7
Less accumulated depreciation	1,943.8	1,854.4
Total property, plant and equipment, net	2,858.6	2,757.3
Pension benefits	36.4	215.5
Long-term investments	136.8	132.9
Other assets	413.3	122.5
Total assets	$ 4,784.0	$ 4,271.3
Liabilities and Capitalization		
Current liabilities		
Long-term debt due within one year	$ 50.0	$ 75.0
Short-term debt	739.9	369.0
Accounts payable	411.3	428.2
Customer credit balances and deposits	187.3	234.5
Derivative instruments	167.3	28.3
Other	112.2	160.7
Total current liabilities	1,668.0	1,295.7
Deferred credits and other liabilities		
Regulatory asset retirement cost liability	751.7	720.7
Deferred income taxes	400.0	400.4
Health care and other postretirement benefits	196.6	185.1
Asset retirement obligation	185.0	177.5
Other	161.0	123.3
Total deferred credits and other liabilities	1,694.3	1,607.0
Commitments and contingencies		
Capitalization		
Long-term obligations		
Long-term debt, net of unamortized discount	448.0	422.8
Mandatorily redeemable preferred stock	.6	.6
Total long-term obligations	448.6	423.4
Common equity	973.1	945.2
Total capitalization	1,421.7	1,368.6
Total liabilities and capitalization	$ 4,784.0	$ 4,271.3

* Periods prior to 2008 were adjusted due to the retrospective application of FSP No. FIN 39-1, *Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts*. See Note 2 - New Accounting Pronouncements for further information.

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Capitalization
(millions, except share data)

	December 31			
	2008		2007	
First Mortgage Bonds				
5.875% Series due 2008	**$ -**		$ 75.0	
5.37% Series due 2009	**50.0**		50.0	
6.625% Series due 2011	**75.0**		75.0	
7.20% Series due 2016	**50.0**		50.0	
5.80% Series due 2023	**50.0**		50.0	
6.58% Series due 2028	**50.0**		50.0	
5.90% Series due 2032	**50.0**		50.0	
5.90% Series due 2033	**50.0**		50.0	
5.85% Series due 2036	**50.0**		50.0	
6.25% Series due 2038	**75.0**		-	
	500.0		500.0	
Less: Amount due within one year	**50.0**		75.0	
Unamortized debt discount, net of premium	**2.0**		2.2	
Total long-term debt	**448.0**	**31.5 %**	422.8	30.9 %
Mandatorily redeemable preferred and preference stock				
Cumulative, $50 par value, 1,600,000 preferred shares authorized; and cumulative, without par value, 20,000,000 preference shares authorized (11,581 shares of redeemable preferred stock, 4.48% series, outstanding)	**.6**	**-**	.6	-
Common equity				
Common stock, $2.50 par value, 160,000,000 shares authorized (2,901,400 and 2,976,963 shares reserved for share-based awards and other purposes, and 45,198,779 and 45,129,889 shares outstanding, respectively)	**113.0**		112.8	
Paid-in capital	**49.5**		44.8	
Retained earnings	**830.3**		795.5	
Accumulated other comprehensive loss, net				
Cash flow hedges	**(11.7)**		(6.0)	
Postretirement benefit plans	**(7.7)**		(1.7)	
Foreign currency translation adjustment	**(.3)**		(.2)	
Total accumulated other comprehensive loss	**(19.7)**		(7.9)	
Total common equity	**973.1**	**68.5**	945.2	69.1
Total capitalization	**$ 1,421.7**	**100.0 %**	$ 1,368.6	100.0 %

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Common Equity
(millions, except per share data)

	Year ended December 31		
	2008	2007	2006
Common stock			
Balance at beginning of year	**$ 112.8**	$ 112.3	$ 110.5
Issued and converted stock, net of cancellations	**.2**	.5	1.8
Balance at end of year	**113.0**	112.8	112.3
Paid-in capital			
Balance at beginning of year	**44.8**	34.1	8.0
Issued and converted stock	**5.0**	11.4	26.6
Reacquired and cancelled stock	**(.3)**	(.7)	(.5)
Balance at end of year	**49.5**	44.8	34.1
Retained earnings			
Balance at beginning of year	**795.5**	743.0	698.0
Net income	**119.5**	135.2	128.3
Cumulative effect of change in accounting principle:			
FIN No. 48	**-**	1.4	-
SFAS No. 158	**(.2)**	-	-
Dividends on common stock ($1.86 per share for 2008 to 2006)	**(84.5)**	(84.1)	(83.3)
Balance at end of year	**830.3**	795.5	743.0
Accumulated other comprehensive loss			
Balance at beginning of year	**(7.9)**	(13.3)	(1.6)
Other comprehensive income (loss)	**(11.8)**	5.4	(8.8)
SFAS No. 158 transition amount	**-**	-	(2.9)
Balance at end of year	**(19.7)**	(7.9)	(13.3)
Total common equity	**$ 973.1**	$ 945.2	$ 876.1

Consolidated Statements of Comprehensive Income
(millions)

	Year ended December 31		
	2008	2007	2006
Net income	**$ 119.5**	$ 135.2	$ 128.3
Other comprehensive income (loss)			
Loss on cash flow hedges (net of income tax of $(2.4), $(1.0) and $(7.4), respectively)	**(3.6)**	(2.0)	(11.6)
Reclassifications of hedge (gains) losses to net income (net of income tax of $(1.4), $3.8 and $1.6, respectively)	**(2.1)**	6.3	3.0
Postretirement gains (losses) (net of income tax of $(3.9) and $0.9 in 2008 and 2007, respectively)	**(6.0)**	1.4	-
Foreign currency translation adjustment	**(.1)**	(.3)	(.2)
Other comprehensive income (loss), net of tax	**(11.8)**	5.4	(8.8)
Comprehensive income	**$ 107.7**	$ 140.6	$ 119.5

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

1. ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of Nicor and all majority-owned subsidiaries. Nicor's key subsidiaries are described in Note 15 – Business Segment and Geographic Information. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect reported amounts. Actual results could differ from those estimates and such differences could be material. Accounting estimates requiring significant management judgment involve accruals for legal, regulatory and environmental contingencies, unbilled revenues, credit risk, postretirement benefit assets and liabilities, asset retirement obligations, income taxes and related assets and liabilities, the identification and valuation of derivative instruments, and potential asset impairments.

Cash and cash equivalents. Cash equivalents are comprised of highly liquid investments of domestic subsidiaries with an initial maturity of three months or less. The carrying value of these investments approximates fair value.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas applies SFAS No. 71, *Accounting for the Effects of Certain Types of Regulation*, which requires Nicor Gas to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to the provisions of SFAS No. 71, a write-off of net regulatory liabilities would be required.

The company had regulatory assets and liabilities at December 31 as follows (in millions):

	2008	2007
Regulatory assets		
Regulatory postretirement asset – current	**$ 23.3**	$ 5.2
Regulatory postretirement asset – noncurrent	**232.3**	64.2
Deferred gas costs – current	**31.5**	-
Deferred gas costs – noncurrent	**22.5**	-
Deferred environmental costs	**19.5**	9.5
Unamortized losses on reacquired debt	**15.4**	16.5
Deferred rate case costs	**6.1**	2.6
Other	**.1**	.1
	$ 350.7	$ 98.1
Regulatory liabilities		
Regulatory asset retirement cost liability – current	**$ 15.0**	$ 8.0
Regulatory asset retirement cost liability – noncurrent	**751.7**	720.7
Accrued gas costs	**-**	50.1
Regulatory income tax liability	**46.3**	49.5
Other	**.8**	1.1
	$ 813.8	$ 829.4

The current portions of the regulatory postretirement asset and the deferred gas costs are classified in current assets – other. All other regulatory assets are classified in noncurrent other assets. The current portion of the regulatory asset retirement cost liability and accrued gas costs are classified in current liabilities – other. All other regulatory liabilities are classified in noncurrent other liabilities.

The ICC does not presently allow Nicor Gas the opportunity to earn a return on its regulatory postretirement asset. This regulatory postretirement asset is expected to be recovered from ratepayers over a period of approximately 10 to 13 years. The regulatory assets related to debt are not included in rate base, but are recovered over the term of the debt through the rate of return authorized by the ICC. Nicor Gas is allowed to recover and is required to pay, using short-term interest rates, the carrying costs related to temporary under or overcollections of natural gas costs and certain environmental costs charged to its customers.

Investments. The company's investments in marketable securities are categorized at the date of acquisition as trading, held-to-maturity, or available-for-sale. Trading securities, which include money market funds, are carried at fair value and are classified as current assets unless held to satisfy a long-term obligation. The company classifies money market funds held by its non-U.S. subsidiaries as short-term investments and all other are classified as cash equivalents. Securities are categorized as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are included in either short-term or long-term investments based upon their contractual maturity date. The company carries held-to-maturity securities at amortized cost. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in common equity as a component of accumulated other comprehensive income. Available-for-sale securities are classified as noncurrent assets unless the intent is to sell the security within 12 months. The specific identification method is used to determine realized gains or losses on the sale of marketable securities.

Equity investments. The company invests in partnerships and limited liability companies that are accounted for under the equity method. Related investment balances classified as long-term investments at December 31, 2008 and 2007 were $107.5 million and $113.2 million, respectively, and include $88.0 million and $91.9 million at December 31, 2008 and 2007, respectively, related to Triton.

Goodwill. Goodwill is the excess cost of an acquired business over the fair value of assets acquired and liabilities assumed in a business combination. Tropical Shipping had goodwill of $19.0 million and $15.6 million at December 31, 2008 and 2007, respectively. The increase in goodwill from December 31, 2007 to December 31, 2008 is due to the acquisition of the assets of Caribtran, Inc., a provider of less-than-container load and full container load consolidation services from the United States to the Caribbean and Central America. Nicor Services had goodwill of $4.0 million at December 31, 2008 and 2007. Goodwill is classified in noncurrent other assets and is tested for impairment annually.

Asset retirement obligations. The company records legal obligations associated with the retirement of long-lived assets in the period in which the obligation is incurred, if sufficient information exists to reasonably estimate the fair value of the obligation. The obligation is recorded as both a cost of the long-lived asset and a corresponding liability. Subsequently, the asset retirement cost is depreciated over the life of the asset on a straight-line basis and the asset retirement obligation is accreted to the expected settlement amount.

Subject to rate regulation, Nicor Gas continues to accrue all future asset retirement costs through depreciation over the lives of its assets even when a legal retirement obligation does not exist or insufficient information exists to determine the fair value of the obligation. Amounts charged to depreciation by Nicor Gas for future retirement costs in excess of the normal depreciation and accretion described above are classified as a regulatory asset retirement cost liability.

Derivative instruments. Cash flows from derivative instruments are recognized in the Consolidated Statements of Cash Flows, and gains and losses are recognized in the Consolidated Statements of Operations, in the same categories as the underlying transactions.

Cash flow hedge accounting may be elected only for highly effective hedges, based upon an assessment, performed at least quarterly, of the historical and probable future correlation of changes in the fair value of the derivative instrument to changes in the expected future cash flows of the hedged item. To the extent cash flow hedge accounting is applied, the effective portion of any changes in the fair value of the derivative instruments is reported as a component of accumulated other comprehensive income. Ineffectiveness, if any, is immediately recognized in operating income. The amount in accumulated other comprehensive income is reclassified to earnings when the forecasted transaction occurs, even if the derivative instrument is sold, extinguished or terminated prior to the transaction occurring. If the forecasted transaction is no longer expected to occur, the amount in accumulated other comprehensive income is immediately reclassified to earnings.

Nicor Gas. Derivative instruments, such as futures contracts, options and swap agreements, are utilized primarily in the purchase of natural gas for customers. These derivative instruments are reflected at fair value. Realized gains or losses on such instruments are included in the cost of gas delivered and are passed directly through to customers, subject to ICC review, and therefore have no direct impact on earnings. Unrealized changes in the fair value of these derivative instruments are deferred as regulatory assets or liabilities and classified on the balance sheet as deferred or accrued gas costs, respectively.

At times, Nicor Gas enters into futures contracts, options, swap agreements and fixed-price purchase agreements to reduce the earnings volatility of certain forecasted operating costs arising from fluctuations in natural gas prices. These derivative instruments are carried at fair value, unless they qualify for the normal purchases and normal sales exception, in which case they are carried at cost. To the extent hedge accounting is not elected, changes in such fair values are immediately recorded in current period earnings as operating and maintenance expense. During 2008, Nicor Gas hedged a portion of its forecasted 2009 and 2010 natural gas purchases related to operating costs through the execution of swap agreements and fixed-price purchase agreements and has generally elected cash flow hedge accounting for such transactions. For the years ended December 31, 2008 and 2007, there was no ineffectiveness. At December 31, 2008 the net deferred loss recorded in accumulated other comprehensive income associated with these instruments was $3.0 million, reported net of $2.0 million of related income tax benefits, the majority of which is expected to be reclassified to earnings within the next 12 months.

Nicor Enerchange. Derivative instruments, such as futures contracts, options, forward contracts, swap agreements and other energy-related contracts are held by Nicor's wholesale natural gas marketing business, Nicor Enerchange, for trading purposes. Certain of these derivative instruments are used to economically hedge price risk associated with inventories of natural gas, fixed-price purchase and sale agreements and other future natural gas commitments. Nicor Enerchange records such derivative instruments at fair value and generally does not elect hedge accounting. As a result, changes in derivative fair values may have a material impact on Nicor's financial statements. Other derivative instruments are used by Nicor Enerchange to hedge price risks related to certain utility-bill management products. These derivative instruments are carried at fair value and cash flow hedge accounting is regularly elected.

For the years ended December 31, 2008, 2007 and 2006, hedge accounting ineffectiveness was $0.2 million, $1.1 million and $2.9 million, respectively. At December 31, 2008, the cash flow hedges component of accumulated other comprehensive income was a loss of $5.1 million, reported net of $3.3 million of related income tax benefits, and is expected to be reclassified to earnings within the next 12 months.

Nicor Inc. At December 31, 2008, accumulated other comprehensive income included a loss of $3.8 million, reported net of $2.5 million of income tax benefits, related to derivative instruments that were designated as hedges of interest payments on 30-year bonds issued by Nicor Gas in December 2003. The amount deferred in accumulated other comprehensive income is being amortized to interest expense on a straight-line basis over the remaining life of the bonds.

Credit risk. Nicor's major subsidiaries have diversified customer bases and the company believes that it maintains prudent credit policies which mitigate customer receivable and derivative counterparty credit risk. The company is exposed to credit risk in the event a counterparty, customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions. To manage this risk, the company has established procedures to determine and monitor the creditworthiness of counterparties, to require guarantees or collateral back-up, and to limit its exposure to any one counterparty. Nicor also, in some instances, enters into netting arrangements to mitigate counterparty credit risk. Credit losses are accrued as liabilities when probable and reasonably estimable.

Operating revenues and gas costs. Gas distribution revenues are recognized when natural gas is delivered to customers. In accordance with ICC regulations and subject to its review, the cost of gas delivered is charged to customers without markup, although the timing of cost recovery can vary. Temporary under and overcollections of gas costs are deferred or accrued as a regulatory asset or liability with a corresponding decrease or increase to cost of gas, respectively.

In the shipping segment, revenues and related delivery costs are recognized at the time vessels depart from port. While alternative methods of recognizing shipping revenue and related costs exist, the difference between those methods and the company's policy does not have a material impact on financial results.

For Nicor Solutions and Nicor Advanced Energy, revenue is recognized on their 12-month utility-bill management contracts as the lesser of cumulative earned or cumulative billed amounts. Nicor Services recognizes revenue for warranty and repair contracts on a straight-line basis over the contract term. Revenue for maintenance services is recognized at the time such services are performed. Nicor Enerchange presents revenue from natural gas sales, cost of sales, and related derivative instruments, which are entered into for trading purposes, on a net basis.

Repair and maintenance expense. Nicor records expense for repair and maintenance costs as incurred. Tropical Shipping uses the direct expensing method for planned major maintenance related to dry-docking and major repairs of its owned vessels.

Legal defense costs. The company accrues estimated legal defense costs associated with loss contingencies in the period in which it determines that such costs are probable of being incurred and are reasonably estimable.

Depreciation. Property, plant and equipment are depreciated over estimated useful lives on a straight-line basis. The gas distribution composite depreciation rate is 4.1 percent, which includes all estimated future retirement costs. Upon the retirement of these assets, no gain or loss is recognized. The estimated useful lives of shipping-segment vessels range from 20 to 25 years.

Revenue taxes. Nicor Gas classifies revenue taxes billed to customers as operating revenues and related taxes incurred as operating expenses. Revenue taxes included in operating expense for 2008, 2007 and 2006 were $171.1 million, $148.7 million and $144.4 million, respectively.

Income taxes. Deferred income taxes are provided at the current statutory income tax rate for temporary differences between the tax basis (adjusted for related unrecognized tax benefits, if any) of an asset or liability and its reported amount in the financial statements. In the gas distribution segment, investment tax credits and regulatory income tax liabilities for deferred taxes in excess of the current statutory rate are amortized to income over the lives of the related properties.

At December 31, 2008, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $51 million on approximately $146 million of cumulative undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore.

On January 1, 2007, the company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes,* which sets forth a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The company recognizes accrued interest related to unrecognized tax benefits in interest expense and interest income. Penalties, if any, are recorded in operating expense.

2. NEW ACCOUNTING PRONOUNCEMENTS

Fair value measurements. Effective January 1, 2008, the company adopted SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. It also provides for immediate recognition of trade-date gains and losses related to certain derivative transactions whose fair value has been determined using unobservable market inputs. Nicor elected the one-year deferral allowed by FSP SFAS 157-2, *Effective Date of FASB Statement No. 157*, for certain nonfinancial assets and liabilities. As it applies to Nicor, the deferral pertains to fair value measurements for business combinations, impairment testing of goodwill and other intangible assets, as well as asset retirement obligations. The effect of adopting SFAS No. 157 was not material to Nicor's results of operations or financial condition.

Offsetting of amounts related to certain contracts. Effective January 1, 2008, Nicor adopted FSP No. FIN 39-1, *Amendment of FIN 39, Offsetting of Amounts Related to Certain Contracts*. This FSP amends FIN 39 to replace the terms "conditional contracts" and "exchange contracts" with the term "derivative instruments" as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Also, this FSP provides guidance on whether the receivable or liability recognized upon payment or receipt of cash collateral in a master netting agreement must be offset against fair value amounts recognized for contracts that have been offset in the same master netting agreement. Upon adoption of this FSP, the company elected not to offset fair value assets and liabilities recognized for derivative instruments. As a result, any related cash collateral is not offset against the derivatives.

This FSP was required to be applied retrospectively to all prior periods. As a result of the application of this FSP, the company's Consolidated Balance Sheets line items increased (decreased) by the following amounts at December 31(in millions):

	2008	2007
Assets		
Receivables	$ (36.5)	$ (22.5)
Derivative instruments	26.1	13.0
Margin accounts – derivative instruments	134.4	28.8
Noncurrent other assets	37.4	-
Liabilities		
Derivative instruments	$ 138.6	$ 19.3
Current other liabilities	22.8	-

Defined benefit pension and other postretirement plans. On December 31, 2006, Nicor adopted the recognition provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. In addition, SFAS No. 158 required Nicor to change its plan measurement date in 2008 to match its fiscal year-end. In accordance with SFAS No. 158, Nicor elected to use a 15-month approach for transitioning from an October 1 measurement date to a December 31 measurement date. Nicor adopted the measurement date provision on December 31, 2008, recording a cumulative effect adjustment that decreased retained earnings by $0.2 million.

3. INVESTMENTS

The company's investments at December 31 are as follows (in millions):

	2008	2007
Money market funds	$ 81.2	$ 82.1
Corporate bonds	4.8	6.5
Certificates of deposit	.6	1.7
Other investments	2.0	2.2
Total investments	$ 88.6	$ 92.5

Investments are classified on the Consolidated Balance Sheets at December 31 as follows (in millions):

	2008	2007
Cash equivalents	$ 15.3	$ 36.6
Short-term investments	69.5	49.1
Long-term investments	3.8	6.8
Total investments in securities	$ 88.6	$ 92.5

Money market funds held by domestic subsidiaries are included in cash equivalents, whereas such funds held by non-U.S subsidiaries are included in short-term investments.

Investments categorized as trading (including money market funds) are carried at fair value, and totaled $82.2 million and $83.1 million at December 31, 2008 and 2007, respectively. Corporate bonds are categorized as held-to-maturity, and their carrying value approximates fair value. The contractual maturities of the held-to-maturity corporate bonds at December 31, 2008 are as follows (in millions):

Years to maturity				
Less than 1 year	1-5 years	5-10 years	More than 10 years	Total
$ 3.5	$ 1.3	$ -	$ -	$ 4.8

Nicor's investments also include certain restricted investments, including certificates of deposit and bank accounts, maintained to fulfill statutory or contractual requirements. These investments totaled $1.6 million and $2.9 million at December 31, 2008 and 2007, respectively.

Any gains or losses included in earnings resulting from the sale of investments were not significant.

4. RESTRICTED SHORT-TERM INVESTMENTS

In 2006, Nicor recorded a $10 million charge (non-deductible for tax purposes) as part of a tentative settlement with the SEC on claims of securities law violations relating to the PBR plan. At that time, the company deposited $10 million in an escrow account pending review and final approval of the tentative settlement by the SEC commissioners. In 2007, the SEC commissioners approved the tentative settlement and a final judgment was entered by a federal court approving the settlement and the funds held in escrow were released. The company neither admitted nor denied any wrongdoing in the matter.

5. ASSET RETIREMENT OBLIGATIONS

Nicor records AROs associated with services, mains and other components of the distribution system and the buildings in its gas distribution segment and with certain equipment in its shipping segment. Nicor has not recognized an ARO associated with gathering lines and storage wells in its gas distribution segment because there is insufficient company or industry retirement history to reasonably estimate the fair value of the obligation.

The following table presents a reconciliation of the beginning and ending ARO for the years ended December 31 (in millions):

	2008	2007
Beginning of period	**$ 179.4**	$ 170.6
Liabilities incurred during the period	**2.0**	2.3
Liabilities settled during the period	**(3.6)**	(3.2)
Accretion	**10.2**	9.7
Revision in estimated cash flows	**(.8)**	-
End of period	**$ 187.2**	$ 179.4

Substantially all of the ARO is classified as a noncurrent liability.

6. GAS IN STORAGE

Gas in storage at December 31 included natural gas inventory of the following subsidiaries (in millions):

	2008	2007
Nicor Gas	**$ 173.7**	$ 112.9
Nicor Enerchange	**34.8**	41.1
	$ 208.5	$ 154.0

Nicor Gas inventory is carried at cost on a LIFO basis. Nicor Enerchange inventory is carried at the lower of weighted-average cost or market.

Based on the average cost of gas purchased in December 2008 and 2007, the estimated replacement cost of Nicor Gas' inventory at December 31, 2008 and 2007 exceeded the LIFO cost by $297.7 million and $415.7 million, respectively.

During 2007, Nicor Gas liquidated 7 Bcf of its LIFO-based inventory at an average cost per Mcf of $5.81. For gas purchased in 2007, the company's average cost per Mcf was $0.93 higher than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average gas purchase cost, had the effect of decreasing the cost of gas in 2007 by $6.4 million.

During 2006, Nicor Gas liquidated 10 Bcf of its LIFO-based inventory at an average cost per Mcf of $6.81. For gas purchased in 2006, the company's average cost per Mcf was $0.28 lower than the LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average gas purchase cost, had the effect of increasing the cost of gas in 2006 by $2.8 million.

There was no liquidation of LIFO layers during 2008.

Since the cost of gas, including inventory costs, is charged to customers without markup, subject to ICC review, the LIFO liquidations in 2007 and 2006 had no impact on net income.

Nicor Enerchange recorded charges of $8.3 million, $5.0 million and $21.6 million in 2008, 2007 and 2006, respectively, resulting from lower of cost or market valuations.

7. SHORT-TERM AND LONG-TERM DEBT

In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and were retired.

In August 2008, Nicor Gas, through a private placement, issued $75 million First Mortgage Bonds at 6.25 percent, due in 2038. Nicor Gas retired the $75 million 5.875 percent First Mortgage Bond series that became due in August 2008.

In 2006, Nicor Gas, through a private placement, issued $50 million of First Mortgage Bonds at 5.85 percent, due in 2036. Proceeds from this issuance were applied to the $50 million 5.55 percent First Mortgage Bond series, which matured in 2006. Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

In August 2008, Nicor Gas established a $600 million, 9-month seasonal revolver, expiring May 2009, to replace the $400 million, 210-day seasonal revolver, which expired in May 2008. In September 2005, Nicor and Nicor Gas established a $600 million, five-year revolver, expiring September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $739.9 million and $369.0 million of commercial paper outstanding with a weighted-average interest rate of 0.4 percent and 4.2 percent at December 31, 2008 and 2007, respectively.

In 2005, Tropical Shipping obtained a $40 million two-year senior unsecured term loan used to fund a portion of the repatriation of its cumulative undistributed foreign earnings in connection with the Jobs Act. As of December 31, 2006, this loan was paid in full.

The company believes it is in compliance with all debt covenants.

The company incurred total interest expense of $40.3 million, $38.2 million, and $49.8 million in 2008, 2007 and 2006, respectively. Interest expense is reported net of amounts capitalized. Interest expense capitalized for the years ended December 31, 2008, 2007 and 2006 was $0.2 million, $0.3 million and $0.7 million, respectively.

8. ACCRUED UNBILLED REVENUES

Receivables include accrued unbilled revenues of $199.1 million and $191.2 million at December 31, 2008 and 2007, respectively, related primarily to gas distribution operations. Nicor Gas accrues revenues for estimated deliveries to customers from the date of their last bill until the balance sheet date.

9. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, SFAS No. 157, *Fair Value Measurements*, defines a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, with Level 1 considered the most reliable. For assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets, the table below categorizes those fair values across the three levels as of December 31, 2008 (in millions):

	Fair value amount			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets				
Money market funds	$ 81.2	$ -	$ -	**$ 81.2**
Commodity derivatives:				
Current	26.1	17.1	6.5	**49.7**
Noncurrent	7.7	4.6	2.0	**14.3**
Total	33.8	21.7	8.5	**64.0**
Total	**$ 115.0**	**$ 21.7**	**$ 8.5**	**$ 145.2**
Liabilities				
Commodity derivatives:				
Current	$ 139.1	$ 21.6	$ 6.6	**$ 167.3**
Noncurrent	22.3	6.4	.3	**29.0**
Total	**$ 161.4**	**$ 28.0**	**$ 6.9**	**$ 196.3**

When available and appropriate, the company uses quoted market prices in active markets to determine fair value, and classifies such items within Level 1. For commodity derivatives, Level 1 values include only those derivative instruments traded on the NYMEX. The company enters into over-the-counter instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets; these over-the-counter items are classified within Level 2. In certain instances, the company may be required to use one or more significant unobservable inputs for a model-derived valuation; the resulting valuation is classified as Level 3.

The net fair value of commodity derivatives relates largely to Nicor Gas. The majority of derivatives held by Nicor Gas are for the purpose of hedging natural gas purchases for its customers, and therefore their values do not affect net income, as their settlement is passed directly through to customers without markup, subject to ICC review. The change in fair value for these derivatives is accounted for through regulatory assets and liabilities.

Money market funds held by domestic subsidiaries are included in cash equivalents, whereas such funds held by non-U.S. subsidiaries are included in short-term investments. The current portions of the derivatives noted in the above table are stated separately within current assets and current liabilities on the Consolidated Balance Sheets. The noncurrent portions of the derivatives are classified in noncurrent other.

The following table presents a reconciliation of the Level 3 beginning and ending net derivative asset balance for the period ended December 31 (in millions):

	2008
Balance at January 1	$ 8.2
Net realized/unrealized gains (losses)	
Included in regulatory assets and liabilities	5.5
Included in net income	6.4
Settlements, net of purchases	(13.8)
Transfers in and/or out of Level 3	(4.7)
Balance at December 31	**$ 1.6**
Net unrealized gains (losses) included in net income relating to derivatives still held at December 31, 2008	$ 1.8

Net realized/unrealized gains (losses) included in net income are attributable to Nicor Enerchange and are classified as operating revenues.

Nicor maintains margin accounts related to financial derivative transactions. The company's policy is not to offset the fair value of assets and liabilities recognized for derivative instruments or any related margin account.

The following table represents the balances of margin accounts related to derivative instruments at December 31 (in millions):

	2008	2007
Assets:		
Margin accounts – derivative instruments	**$ 134.4**	$ 28.8
Other - noncurrent	**29.3**	-
Liabilities:		
Other - current	**.1**	-

The recorded amount of short-term borrowings approximates fair value. Long-term debt outstanding, including current maturities, is recorded at the principal balance outstanding, net of unamortized discounts. The principal balance of Nicor Gas' First Mortgage Bonds outstanding at December 31, 2008 and 2007 was $500 million. Based on quoted market interest rates, the fair value of the company's First Mortgage Bonds was approximately $520 million and $513 million at December 31, 2008 and 2007, respectively.

10. INCOME TAXES

The components of income tax expense are presented below (in millions):

	2008	2007	2006
Current			
Federal	**$ 42.1**	$ 47.8	$ 73.6
State	**6.5**	7.4	18.2
	48.6	55.2	91.8
Deferred			
Federal	**(1.7)**	(5.3)	(22.4)
State	**(1.7)**	.7	(22.1)
	(3.4)	(4.6)	(44.5)
Amortization of investment tax credits, net	**(1.4)**	(2.1)	(2.1)
Foreign taxes	**.5**	.6	.6
Income tax expense, net	**$ 44.3**	$ 49.1	$ 45.8

The temporary differences which gave rise to the net deferred tax liability at December 31 were as follows (in millions):

	2008	2007
Deferred tax liabilities		
Property, plant and equipment	**$ 302.2**	$ 288.9
Investment in partnerships	**108.4**	117.8
Other	**36.3**	32.0
	446.9	438.7
Deferred tax assets		
Other	**92.6**	75.8
Net deferred tax liability	**$ 354.3**	$ 362.9

For purposes of computing deferred income tax assets and liabilities, temporary differences associated with regulatory assets and liabilities have been netted against related offsetting temporary differences.

Differences between the federal statutory rate and the effective combined federal and state income tax rate are shown below:

	2008	2007	2006
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net	**2.2**	3.1	2.8
Tax credits	**(2.8)**	(2.8)	(3.1)
Amortization of regulatory income tax liability	**(.9)**	(.9)	(.9)
Undistributed foreign earnings	**(5.3)**	(6.9)	(6.0)
Reorganization of certain shipping operations	**-**	-	(2.7)
SEC inquiry settlement	**-**	-	2.0
Other, net	**(1.2)**	(.9)	(.8)
Effective combined federal and state income tax rate	**27.0%**	26.6%	26.3%

The higher effective income tax rate in 2008 compared to 2007 reflects a decrease in untaxed foreign earnings in 2008, offset, in part, by tax reserve adjustments. The increase in the 2007 effective income tax rate compared to 2006 reflects the recognition of tax benefits in 2006 related to the reorganization of the company's shipping and related operations offset, in part, by the non-deductible $10 million charge in 2006 associated with the company's SEC inquiry and an increase in 2007 of untaxed foreign earnings.

The company's major tax jurisdictions include the United States and Illinois, with tax returns examined by the IRS and IDR, respectively. At December 31, 2008, the years that remain subject to examination by the IRS and IDR include years beginning after 2003. For tax positions within years that remain subject to examination, management has recognized the largest amount of tax benefit that it believes is greater than 50 percent likely of being realized upon settlement with the taxing authority. The company's liability for unrecognized tax benefits at December 31, 2008 is $10.8 million of which $2.5 million, if recognized, would impact the company's effective tax rate. The increase in the unrecognized tax benefits from $5.7 million at December 31, 2007 is due primarily to an item concerning the timing of inclusion in taxable income of recoveries for environmental clean-up expenditures, partially offset by settlements and adjustments to estimates.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in millions):

	2008	2007
Balance at January 1	$ 5.7	$ 4.8
Additions based on tax positions related to the current year	.9	1.4
Additions for tax positions of prior years	7.8	.1
Reductions for tax positions of prior years	(4.0)	(.3)
Settlements	.4	(.3)
Balance at December 31	$ 10.8	$ 5.7

If settlements vary from these estimated amounts recognized, the company does not anticipate any adjustment would result in a material change to its financial position. However, the company believes that it is reasonably possible that a change to its unrecognized tax benefits could occur within 12 months, potentially increasing by $4 million or decreasing by $13 million its unrecognized tax benefit.

In the fourth quarter of 2007, Nicor recorded the effects of a settlement with the IRS related to the timing of certain deductions taken as part of a change in accounting method on its 2002 tax return. As a result of the settlement, Nicor reduced its reserve for interest payable by $9.6 million. During the years ended December 31, 2008 and 2007, the company recognized benefits of approximately $3 million and $6 million in interest, respectively. The company has approximately $9 million of interest receivable accrued at December 31, 2008 compared with $8 million of interest payable as of December 31, 2007. The change is due primarily to an interest payment made in the second quarter of 2008. The amounts recognized in operating expense related to penalties were insignificant.

In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2008 and 2007, income tax expense has not been provided on approximately $23 million and $39 million, respectively, of foreign company shipping earnings that are expected to be indefinitely reinvested offshore.

As of December 31, 2008, Nicor has not recorded deferred income taxes of approximately $51 million on approximately $146 million of cumulative undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore.

The balance of unamortized investment tax credits at December 31, 2008 and 2007 was $26.0 million and $27.5 million, respectively.

11. POSTRETIREMENT BENEFITS

Nicor Gas maintains a noncontributory defined benefit pension plan covering substantially all employees hired prior to 1998. Pension benefits are based on years of service and highest average salary for management employees and job level for unionized employees. The benefit obligation related to collectively bargained benefits considers the company's past practice of regular benefit increases to reflect current wages. Nicor Gas also provides health care and life insurance benefits to eligible retired employees under a plan that includes a limit on the company's share of cost for employees hired after 1982.

The following table sets forth the changes in the plans' benefit obligations and assets, and reconciles the funded status of the plans to the corresponding asset (liability) recorded on the balance sheet at December 31 (in millions):

	Pension benefits		Health care and other benefits	
	2008*	2007	**2008***	2007
Change in benefit obligation				
Benefit obligation at beginning of period	**$ 263.2**	$ 271.3	**$ 196.9**	$ 193.7
Service cost	**10.7**	9.1	**2.7**	2.3
Interest cost	**19.9**	15.1	**15.0**	10.9
Actuarial loss (gain)	**2.2**	(15.2)	**3.9**	1.3
Participant contributions	**-**	-	**1.5**	1.1
Medicare Part D reimbursements	**-**	-	**2.2**	1.2
Benefits paid	**(25.8)**	(17.1)	**(14.5)**	(13.6)
Benefit obligation at end of period	**270.2**	263.2	**207.7**	196.9
Change in plan assets				
Fair value of plan assets at beginning of period	**478.7**	432.3	**-**	1.2
Actual (loss) return on plan assets	**(146.3)**	63.5	**-**	-
Employer contributions	**-**	-	**13.0**	11.3
Participant contributions	**-**	-	**1.5**	1.1
Benefits paid	**(25.8)**	(17.1)	**(14.5)**	(13.6)
Fair value of plan assets at end of period	**306.6**	478.7	**-**	-
Funded status	**36.4**	215.5	**(207.7)**	(196.9)
Contributions made after the measurement date	**-**	-	**-**	2.3
Other	**-**	-	**-**	(.9)
Postretirement benefit asset (liability)	**$ 36.4**	$ 215.5	**$ (207.7)**	$ (195.5)

* Amounts for 2008 reflect 15 months of activity for the transition to a December 31 measurement date in accordance with SFAS No. 158.

Amounts classified on the balance sheet as of December 31 consist of (in millions):

	Pension benefits		Health care and other benefits	
	2008	2007	**2008**	2007
Noncurrent assets	**$ 36.4**	$ 215.5	**$ -**	$ -
Current liabilities	**-**	-	**(11.1)**	(10.4)
Noncurrent liabilities	**-**	-	**(196.6)**	(185.1)
	$ 36.4	$ 215.5	**$ (207.7)**	$ (195.5)

The company's postretirement benefit costs have historically been considered in rate proceedings in the period they are accrued. As a regulated utility, Nicor Gas expects continued rate recovery of the eligible costs of its defined benefit postretirement plans and, accordingly, associated changes in the plan's funded status have been deferred as a regulatory asset or liability until recognized in net income, instead of being recorded in accumulated other comprehensive income. However, to the extent Nicor Gas employees perform services for non-regulated affiliates and to the extent such employees are eligible to participate in these plans, the affiliates are charged for the cost of these benefits and the changes in the funded status relating to these employees are recorded in accumulated other comprehensive income.

Postretirement benefit costs (credits) recorded within net regulatory assets and accumulated other comprehensive income, and changes thereto, were as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
January 1, 2007	$ 34.6	$ 78.2	$ 1.8	$ 4.2	$ 36.4	$ 82.4
Arising during period:						
Net actuarial (gain) loss	(40.5)	1.3	(2.1)	-	(42.6)	1.3
Amortized to net periodic benefit cost (credit):						
Net actuarial loss	-	(4.5)	-	(.2)	-	(4.7)
Net prior service (cost) benefit	(.5)	.1	-	-	(.5)	.1
December 31, 2007	(6.4)	75.1	(.3)	4.0	(6.7)	79.1
Arising during period:						
Net actuarial loss	188.4	3.7	9.9	.2	198.3	3.9
Amortized to net periodic benefit cost (credit):						
Net actuarial loss	-	(4.4)	-	(.2)	-	(4.6)
Net prior service (cost) benefit	(.3)	.1	-	-	(.3)	.1
Net actuarial loss and net prior service cost for October 1, 2008 – December 31, 2008	(.1)	(1.1)	-	(.1)	(.1)	(1.2)
December 31, 2008	**$ 181.6**	**$ 73.4**	**$ 9.6**	**$ 3.9**	**$ 191.2**	**$ 77.3**

The balances as of December 31 relate primarily to unrecognized actuarial (gains) losses.

The associated amounts in net regulatory assets and accumulated other comprehensive income at December 31, 2008 that are expected to be amortized to net periodic benefit cost in 2009 are as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
Net actuarial loss	$ 14.5	$ 4.3	$ .8	$ .2	$ 15.3	$ 4.5
Net prior service cost (benefit)	.4	(.1)	-	-	.4	(.1)
	$ 14.9	**$ 4.2**	**$ .8**	**$ .2**	**$ 15.7**	**$ 4.4**

The accumulated benefit obligation for pension benefits, a measure which excludes the effect of salary and wage increases, was $231.6 million and $227.1 million at the 2008 and 2007 measurement dates, respectively.

About one-fourth of the net periodic benefit cost or credit related to these plans has been capitalized as a cost of constructing gas distribution facilities and the remainder is included in gas distribution operating and maintenance expense, net of amounts charged to affiliates. Net periodic benefit cost (credit) included the following components (in millions):

	Pension benefits			Health care and other benefits		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 8.6**	$ 9.1	$ 9.4	**$ 2.2**	$ 2.3	$ 2.4
Interest cost	**15.9**	15.1	14.9	**12.0**	10.9	10.3
Expected return on plan assets	**(39.9)**	(36.0)	(34.8)	**-**	-	(.2)
Recognized net actuarial loss	**-**	-	.2	**4.6**	4.7	5.0
Amortization of prior service cost	**.3**	.5	.5	**(.1)**	(.1)	(.1)
Net periodic benefit cost (credit)	**$ (15.1)**	$ (11.3)	$ (9.8)	**$ 18.7**	$ 17.8	$ 17.4

Assumptions used to determine benefit obligations included the following:

	Pension benefits		Health care and other benefits	
	2008	2007	**2008**	2007
Discount rate	**6.35%**	6.25%	**6.00%**	6.25%
Rate of compensation increase	**3.75**	3.75	**3.75**	3.75

The 2008 discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market. The 2007 discount rate was determined by performing a bond matching study and referencing the Citigroup Pension Liability Index rate. Such study utilized high quality bonds whose expected cash flows match the timing and amount of future benefit payments of the plans.

Assumptions used to determine net periodic benefit cost for the years ended December 31 included the following:

	Pension benefits			Health care and other benefits		
	2008	2007	2006	**2008**	2007	2006
Discount rate	**6.25%**	5.75%	5.50%	**6.25%**	5.75%	5.50%
Expected return on assets	**8.50**	8.50	8.50	**8.50**	8.50	8.50
Rate of compensation increase	**3.75**	3.75	3.75	**3.75**	3.75	3.75

Nicor Gas establishes its expected long-term return on asset assumption by considering historical and projected returns for each investment asset category. Projected returns are calculated with the assistance of independent firms via probability-based models. The company has elected to apply this assumption to the fair value of plan assets, rather than to a rolling-average fair value, in calculating the expected return on plan assets component of net periodic benefit cost. The assumed rate of return on assets can have a significant effect on the amounts reported for pension benefits. A one-percentage-point change in the assumed rate of return on assets would impact the net periodic pension cost by approximately $3 million.

Other assumptions used to determine the health care benefit obligation were as follows:

	2008	2007
Health care cost trend rate	**8.5%**	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	5.0%
Years to reach ultimate rate	**7**	6

Other assumptions used to determine the health care benefit cost for the years ended December 31 were as follows:

	2008	2007	2006
Health care cost trend rate	**9.0%**	9.5%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	5.0%	5.0%
Years to reach ultimate rate	**6**	5	5

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects (in millions):

	One-percent	
	Increase	Decrease
Effect on total of service and interest cost components	$ 1.1	$ (1.0)
Effect on benefit obligation	18.7	(16.0)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a prescription drug benefit as well as a potential federal subsidy to sponsors of certain retiree health care benefit plans whose prescription drug benefits are actuarially equivalent to the Medicare Part D benefit. Nicor Gas has determined that the prescription drug benefits of its plan are actuarially equivalent and accordingly have reflected the effects of the subsidy in its determination of the benefit obligation and annual net periodic benefit cost.

The company's investment objective relating to pension plan assets is to have a high probability of meeting its obligations without additional cash contributions. The company's investment strategy is to maintain an asset mix near its target asset allocation and to rebalance the portfolio monthly if the actual allocation deviates from the target by two or more percentage points. The following table sets forth the target allocation and actual percentage of plan assets by asset category:

	Target	Percentage of plan assets	
Asset category	allocation	**2008**	2007
Equity securities	69%	**70%**	69%
Debt securities	31	**30**	31
	100%	**100%**	100%

Investments in equity securities are diversified among various mutual funds that are comprised of domestic and international equity securities. Debt securities are comprised of a mutual fund that is invested in bonds representing a diversity of sectors and maturities.

The company does not expect to contribute to its pension plan in 2009 but does expect to contribute about $12.5 million (before Medicare subsidies) to its other postretirement benefit plan in 2009. The following table sets forth the benefit payments from the plans expected over the next 10 years (in millions):

Twelve months ending December 31	Pension benefits	Health care and other benefits	Expected Medicare subsidy
2009	$ 19.9	$ 12.5	$ (1.4)
2010	19.2	13.4	(1.5)
2011	20.0	14.3	(1.6)
2012	21.9	14.9	(1.7)
2013	22.9	15.7	(1.8)
2014-2018	153.7	87.9	(9.6)

Nicor also has a separate unfunded supplemental retirement plan and provides unfunded postretirement health care and life insurance benefits to employees of discontinued businesses. These plans are noncontributory with defined benefits. Net plan expenses were $0.3 million, $0.2 million and zero in 2008, 2007 and 2006, respectively. The projected benefit obligation associated with these plans was $5.9 million and $6.2 million at December 31, 2008 and 2007, respectively.

The company also sponsors defined contribution plans covering substantially all domestic employees. These plans provide for employer matching contributions. The total cost of these plans was $7.6 million, $7.2 million and $6.6 million in 2008, 2007 and 2006, respectively.

12. STOCK-BASED COMPENSATION

Nicor has a long-term incentive compensation plan that permits the granting of restricted stock and performance units to key executives and managerial employees, as well as a stock deferral plan, an employee stock purchase plan and directors' stock-based compensation plans.

At December 31, 2008, there was $3.7 million of total unrecognized compensation cost related to all nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of approximately 2 years. The company recognized compensation cost and related tax effects for all share-based compensation arrangements for the years ended December 31 as follows (in millions):

	2008	2007	2006
Operating and maintenance expense	**$ 2.9**	$ 1.7	$ 3.4
Income tax benefits	**1.2**	.7	1.4

Cash flows related to stock options for the years ended December 31 were as follows (in millions):

	2008	2007	2006
Proceeds from the exercise of stock options	**$ 1.7**	$ 8.2	$ 22.6
Associated income tax benefits realized	**.1**	.9	2.8

The difference between the proceeds from the exercise of stock options and the par value of the stock is recorded within Paid-in capital on the Consolidated Statements of Capitalization.

Restricted stock. Restricted stock represents shares of common stock that generally vest based on continued employment at the end of a four-year period. Vesting can be accelerated due to certain events such as retirement, change in control, death or disability. The fair value of the restricted stock is determined using the company's closing stock price on the grant date. Compensation cost, measured using the grant date fair value adjusted for a historical forfeiture rate, is recognized over the requisite service period.

A summary of the status of the company's restricted stock and changes during the year ended December 31, 2008 is as follows:

	Number of shares	Weighted-average grant-date fair value
Nonvested at January 1, 2008	73,820	$ 45.48
Granted	61,230	32.92
Forfeited	(2,600)	39.83
Nonvested at December 31, 2008	132,450	39.79

Performance units. Performance units represent cash payments which are paid out based on a measure of relative total shareholder return. Performance units are earned at the end of a three-year performance period depending on Nicor's three-year total shareholder return relative to the performance of other companies in a predetermined utility industry peer group. Units vest over approximately three years, or upon retirement one year or more after the grant date. The liability for the performance units is adjusted to fair value each quarter-end, and compensation cost is ultimately measured as the settlement date fair value (or cash payment). Interim fair values are estimated by discounting probability-weighted expected cash flows. The company paid $0.4 million, $0.7 million and $0.8 million during the years ended December 31, 2008, 2007 and 2006, respectively, to settle performance unit obligations.

Other. The company has other stock-based compensation plans, but the impact on net income and earnings per share for the years ended December 31, 2008, 2007 and 2006 is immaterial.

13. COMMON STOCK

Changes in common shares. Changes in common shares outstanding are below (in millions):

	2008	2007	2006
Beginning of year	**45.1**	44.9	44.2
Issued	**.1**	.2	.7
End of year	**45.2**	45.1	44.9

Shares issued during 2008, 2007 and 2006 were due primarily to stock option exercises. There were no repurchases of common stock in 2008, 2007 and 2006 under the common stock repurchase program announced in 2001.

Dividend and other restrictions. Nicor has no contractual or regulatory restrictions on the payment of dividends. Nicor Gas is restricted by regulation in the amount it can dividend or loan to affiliates. Dividends are allowed only to the extent of Nicor Gas' retained earnings balance. In addition, Nicor Gas may not extend cash advances to an affiliate if Nicor Gas has any outstanding short-term borrowings. Nicor Gas' practice also provides that the balance of cash deposits or advances from Nicor Gas to an affiliate at any time shall not exceed the unused balance of funds actually available to that affiliate under its existing bank credit agreements or its commercial paper facilities with unaffiliated third parties. Nicor Gas' positive cash deposits, if any, may be applied by Nicor to offset negative balances of other Nicor subsidiaries and vice versa.

14. MANDATORILY REDEEMABLE PREFERRED STOCK

Voting. Each share of preferred stock, regardless of class, entitles the holder to one vote as to matters considered at the company's annual meeting of shareholders.

Mandatorily redeemable preferred stock. In 2007, Nicor redeemed 100 shares of 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at a per share redemption price of $43 plus accrued unpaid dividends. There were 11,581 shares of the 4.48 percent Series Mandatorily Redeemable Preferred Stock, $50 par value, outstanding at December 31, 2008.

15. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Nicor is a holding company that operates in two separately managed reportable business segments: gas distribution and shipping. The gas distribution segment, Nicor's principal business, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The shipping segment transports containerized freight between Florida, the eastern coast of Canada, the Bahamas and the Caribbean region. The shipping segment also includes amounts related to cargo insurance coverage sold to its customers and other third parties.

Gas distribution revenues are comprised principally of natural gas sales bundled with delivery, delivery-only (transportation) services and revenue taxes, as follows (in millions):

	2008	2007	2006
Bundled sales	**$ 2,789.5**	$ 2,265.2	$ 2,087.8
Transportation	**187.1**	155.9	158.8
Revenue taxes	**174.0**	149.6	147.7
Other	**56.3**	56.8	58.0
	$ 3,206.9	$ 2,627.5	$ 2,452.3

The shipping segment's vessels are under foreign registry, and its containers are considered instruments of international trade. Although the majority of its long-lived assets are foreign owned and its revenues are derived from foreign operations, the functional currency is generally the U.S. dollar. In connection with the company's reorganization of certain shipping and related operations in 2006, the shipping segment recorded $4.2 million in current income tax expense and recognized a $1.8 million net income tax charge associated with the elimination of certain deferred income taxes.

Nicor's other business segments operate primarily in northern Illinois and include businesses that market energy-related products and services at retail to residential and small business consumers through Nicor Services, Nicor Solutions and Nicor Advanced Energy, and natural gas at the wholesale level through Nicor Enerchange. They also include a 50-percent-owned natural gas pipeline (Horizon Pipeline) with Natural Gas Pipeline Company of America and a 50-percent-owned engineering and consulting firm (EN Engineering) with A. Epstein and Sons, International. Financial information about these other business segments is combined under the heading "Other energy ventures" on the table that follows. Intersegment revenues on the table are presented prior to elimination.

Nicor management evaluates segment performance based on operating income. Intercompany billing for goods and services exchanged between segments is based generally upon direct and indirect costs incurred, but in some instances is based upon the prevailing tariff or market-based price of the provider.

The majority of intersegment revenues represent gas distribution revenues related to customers entering into utility-bill management contracts with Nicor Solutions. Under the utility-bill management contracts, Nicor Solutions bills a fixed amount to a customer, regardless of changes in natural gas prices or weather, and in exchange pays the customer's utility bills from Nicor Gas. Intersegment revenues are eliminated in the consolidated financial statements.

Operating income in the "Corporate and eliminations" column includes the following items:

- Costs associated with Nicor's other energy ventures' utility-bill management contracts attributable to colder than normal weather in 2008 and recorded in corporate and eliminations was $6.2 million. In 2006, benefits associated with Nicor's other energy ventures' utility-bill management contracts attributable to warmer than normal weather and recorded in corporate and eliminations was $9.5 million. In 2007, there was no material weather impact related to other energy ventures' utility-bill management contracts. The weather impact of these contracts generally serves to partially offset the gas distribution segment's weather risk. This cost is recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries.
- Legal cost recoveries of $3.1 million were recorded in corporate and eliminations in 2008. The total recovery (from a counterparty with whom Nicor previously did business during the PBR timeframe) was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution segment (recorded as a reduction to operating and maintenance expense).
- Insurance recoveries of $5.2 million in 2006. The insurance recoveries related to previously incurred legal expenses associated with securities class actions and shareholder derivative lawsuits settled in prior years.
- A $10 million charge (non-deductible for tax purposes) in 2006 relating to a settlement with the SEC of claims of securities law violations relating to the PBR plan.
- Income tax benefits in 2006 which include a net income tax benefit of $7.0 million from the elimination of certain deferred income taxes associated with the reorganization of certain shipping and related operations in 2006 and $0.5 million in current income tax expense related to the repatriation of foreign earnings in 2005.

Financial data by business segment is as follows (in millions):

Nicor Inc.

	Gas distribution	Shipping	Other energy ventures	Corporate and eliminations	Consolidated
Operating revenues					
2008					
External customers	**$ 3,135.8**	**$ 425.2**	**$ 215.6**	**$ -**	**$ 3,776.6**
Intersegment	**71.1**	**-**	**14.7**	**(85.8)**	**-**
	3,206.9	**425.2**	**230.3**	**(85.8)**	**3,776.6**
2007					
External customers	2,557.4	403.9	215.0	-	3,176.3
Intersegment	70.1	-	29.5	(99.6)	-
	2,627.5	403.9	244.5	(99.6)	3,176.3
2006					
External customers	2,370.9	398.3	190.8	-	2,960.0
Intersegment	81.4	-	25.1	(106.5)	-
	2,452.3	398.3	215.9	(106.5)	2,960.0
Operating income (loss)					
2008	**$ 124.4**	**$ 39.3**	**$ 25.3**	**$ (4.0)**	**$ 185.0**
2007	128.7	45.4	34.0	(1.6)	206.5
2006	123.9	47.5	26.6	4.5	202.5
Equity investment income (loss), net					
2008	**$ (.1)**	**$ -**	**$ 4.7**	**$ 4.8**	**$ 9.4**
2007	(.1)	-	3.5	2.9	6.3
2006	(.1)	-	7.1	4.1	11.1
Interest income					
2008	**$ 5.5**	**$ 1.8**	**$ 1.1**	**$ .4**	**$ 8.8**
2007	5.3	2.1	1.3	.1	8.8
2006	6.3	1.1	1.3	.3	9.0
Other income (expense), net					
2008	**$ .6**	**$ .1**	**$ .1**	**$ (.1)**	**$ .7**
2007	.5	.2	.1	(.2)	.6
2006	.6	.2	.1	(.3)	.6
Interest expense, net of amounts capitalized					
2008	**$ 39.8**	**$ -**	**$ 1.3**	**$ (1.0)**	**$ 40.1**
2007	34.0	.6	1.8	1.5	37.9
2006	44.3	2.3	2.5	-	49.1
Income tax expense (benefit), net					
2008	**$ 31.0**	**$ 6.2**	**$ 11.6**	**$ (4.5)**	**$ 44.3**
2007	34.2	3.5	14.1	(2.7)	49.1
2006	27.8	9.0	12.9	(3.9)	45.8
Property, plant and equipment, net					
2008	**$ 2,723.5**	**$ 121.2**	**$ 14.2**	**$ (.3)**	**$ 2,858.6**
2007	2,624.1	120.0	13.7	(.5)	2,757.3
2006	2,580.7	121.3	13.2	(.5)	2,714.7
Capital expenditures					
2008	**$ 229.4**	**$ 16.3**	**$ 4.0**	**$ .2**	**$ 249.9**
2007	159.0	14.5	3.9	(.1)	177.3
2006	164.5	16.9	5.9	(.2)	187.1
Depreciation					
2008	**$ 170.9**	**$ 15.4**	**$ 3.6**	**$ (.1)**	**$ 189.8**
2007	165.6	15.4	3.4	(.2)	184.2
2006	160.1	15.7	2.3	-	178.1

16. EQUITY INVESTMENT INCOME, NET

Equity investment income, net included the following (in millions):

	2008	2007	2006
Triton	**$ 6.4**	$ 5.1	$ 5.8
Adkins Energy	**-**	-	3.8
Horizon Pipeline	**1.5**	1.6	1.8
EN Engineering	**3.2**	1.9	1.5
Affordable housing investments	**(1.7)**	(2.3)	(1.8)
	$ 9.4	$ 6.3	$ 11.1

Included in equity investment income from Adkins Energy for 2006 is the sale of the investment, which resulted in a $2.4 million gain.

In 2008, 2007 and 2006, Nicor received dividends from equity investees of $16.0 million, $12.3 million and $7.4 million, respectively.

17. RELATED PARTY TRANSACTIONS

Horizon Pipeline charged Nicor Gas $10.3 million for each of the years ended December 31, 2008, 2007 and 2006 for natural gas transportation under rates that have been accepted by the FERC.

EN Engineering charged Nicor Gas $7.2 million, $4.8 million and $4.2 million for engineering and corrosion services rendered for 2008, 2007 and 2006, respectively. A majority of the work performed by EN Engineering is capital in nature, and is classified as property, plant and equipment on the Consolidated Balance Sheets.

In addition, certain related parties may acquire regulated utility services at rates approved by the ICC.

18. COMMITMENTS

At December 31, 2008, Nicor had purchase commitments with payments due as follows (in millions):

	Purchase obligations	Operating leases	Other long-term obligations
2009	$ 25.2	$ 23.8	$ .2
2010	12.1	10.5	.1
2011	12.1	7.5	.1
2012	5.6	5.3	-
2013	3.1	2.1	-
After 2013	-	13.0	.6
	$ 58.1	$ 62.2	$ 1.0

Purchase obligations consist of a natural gas transportation agreement and property, plant and equipment purchases. Operating leases are primarily for vessels, containers and equipment in the shipping segment, office space and equipment in the gas distribution segment and office space for the other energy ventures.

Tropical Shipping has certain equipment operating leases which include purchase and/or renewal options, at fair market amounts at the time of purchase or renewal. Rental expense under operating leases was $41.7 million, $41.3 million and $41.7 million in 2008, 2007 and 2006, respectively.

Other long-term obligations consist primarily of redeemable preferred stock.

19. RATE PROCEEDING

On April 29, 2008, Nicor Gas filed with the ICC for an overall increase in rates. The company's filing, as updated, provides a revenue increase of $140.4 million for a rate of return on rate base of 9.27 percent, which reflects an 11.15 percent cost of common equity. The requested rate increase is needed to recover higher operating costs and increased capital investments.

In its rate filing, Nicor Gas has proposed some new rate adjustment mechanisms. These include mechanisms that would adjust rates to reflect certain changes in the company's bad debt expense and cost of gas used for operations. Also included are a volume balancing rider that would adjust rates to recover fixed costs, an energy efficiency rider that would fund energy efficiency programs and a rider that would adjust rates to recover a portion of capital expenditures incurred to replace certain older infrastructure.

On February 9, 2009, the ALJs' proposed order was issued recommending an increase in base revenues of approximately $68.8 million, a rate of return on rate base of 7.57 percent and a rate of return on equity of 10.17 percent. The proposed order also includes approval of a volume balancing rider that would adjust rates to recover fixed costs and an energy efficiency rider that would fund energy efficiency programs.

Nicor Gas and other parties to the proceeding will have the opportunity to file written briefs to identify points where they agree or disagree with the proposed order. After considering these briefs, the ALJs may modify the proposed order before submitting it as their recommendation to the ICC commissioners. The ICC commissioners will then make the final decision on Nicor Gas' rate increase request and that decision may differ from the ALJs' recommendation. That final decision is expected to be issued no later than March 25, 2009. New rates would be effective prospectively.

20. GUARANTEES AND INDEMNITIES

Nicor and certain subsidiaries enter into various financial and performance guarantees and indemnities providing assurance to third parties.

Financial guarantees. TEL has an obligation to restore to zero any deficit in its equity account for income tax purposes in the unlikely event that Triton is liquidated and a deficit balance remains. This obligation continues for the life of the Triton partnerships and any payment is effectively limited to the assets of TEL, which were approximately $10 million at December 31, 2008. Nicor believes the likelihood of any such payment by TEL is remote. No liability has been recorded for this obligation.

Performance guarantees. Nicor Services markets separately priced product warranty contracts that provide, over a period of one to fifteen years, for the repair of heating, ventilation and air conditioning equipment, natural gas lines and other appliances within homes. Revenues from these product warranty contracts are recognized ratably over the coverage period, and related repair costs are charged to expense as incurred. Repair expenses of $7.1 million, $6.6 million and $6.2 million were incurred in 2008, 2007 and 2006, respectively.

Indemnities. In certain instances, Nicor has undertaken to indemnify current property owners and others against costs associated with the effects and/or remediation of contaminated sites for which the company may be responsible under applicable federal or state environmental laws, generally with no limitation as to the amount. These indemnifications relate primarily to ongoing coal tar cleanup, as discussed in Note 21 – Contingencies – Manufactured Gas Plant Sites. Nicor believes that the likelihood of payment under its other environmental indemnifications is remote. No liability has been recorded for such indemnifications.

Nicor has also indemnified, to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws, its present and former directors, officers and employees against expenses they may incur in connection with litigation they are a party to by reason of their association with the company. There is generally no limitation as to the amount. During 2007, the SEC filed a civil injunctive action against three former officers of Nicor relating to the PBR plan. Defense costs that are being incurred by these former officers in connection with the SEC action currently are being tendered to, and paid by, the company's insurer. While the company does not expect to incur significant costs relating to the indemnification of present and former directors, officers and employees after taking into account available insurance, it is not possible to estimate the maximum future potential payments.

21. CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR Plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the Cook County State's Attorney Office ("CCSAO"), the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8 million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, the CCSAO and CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CCSAO and CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs issued a ruling denying CUB and CCSAO's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CCSAO, CUB or other parties to the ICC Proceedings.

In November 2003, the ICC staff, CUB, CCSAO and the IAGO filed their respective direct testimony in the ICC Proceedings. The ICC staff is seeking refunds to customers of approximately $108 million and CUB and CCSAO were jointly seeking refunds to customers of approximately $143 million. The IAGO direct testimony alleges adjustments in a range from $145 million to $190 million. The IAGO testimony as filed is presently unclear as to the amount which IAGO seeks to have refunded to customers. On February 27, 2004, the above referenced intervenors filed their rebuttal testimony in the ICC Proceedings. In such rebuttal testimony, CUB and CCSAO amended the alleged amount to be refunded to customers from approximately $143 million to $190 million. In 2004, the evidentiary hearings on this matter were stayed in order to permit the parties to undertake additional third party discovery from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. In December 2006, the additional third party discovery from EKT was obtained, Nicor Gas withdrew its previously filed testimony and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony filed pursuant to the scheduling order, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. No date has been set for evidentiary hearings on this matter.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from EKT. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

Although the Report of the special committee's counsel did not find that there was criminal activity or fraud, a review of this additional information (which was not available to the independent counsel who prepared the Report) and re-interviews of certain Nicor Gas personnel in 2004 indicated that certain former Nicor Gas personnel may have engaged in potentially fraudulent conduct regarding the PBR plan in violation of company policy, and in possible violation of SEC rules and applicable law. Further, certain former Nicor Gas personnel also may have attempted to conceal their conduct in connection with an ICC review of the PBR plan. The company has reviewed all third party information it has obtained and will continue to review any additional third party information the company may obtain. The company terminated four employees in connection with this matter in 2004.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2008.

Mercury. Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of company equipment.

In the first quarter of 2007, Nicor Gas recorded a $7.2 million reduction to its previously established reserve for mercury-related matters. The reduction was attributable primarily to the favorable settlement during that quarter of certain lawsuits that had been pending against Nicor Gas. As of December 31, 2008, Nicor Gas had remaining an estimated liability of $2.5 million related to inspection, cleanup and legal defense costs. This represents management's best estimate of future costs based on an evaluation of currently available information. Actual costs may vary from this estimate.

Nicor Gas remains a defendant in several private lawsuits, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations.

Nicor Gas continues to pursue recovery from insurers and independent contractors that had performed work for the company. In the first quarter of 2007, the company recorded a net recovery of approximately $0.8 million.

The final disposition of these mercury-related matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Manufactured Gas Plant Sites. Manufactured gas plants were used in the 1800's and early to mid 1900's to produce manufactured gas from coal, creating a coal tar byproduct. Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites.

To date, Nicor Gas has identified about 40 properties for which it may have some responsibility. Most of these properties are not presently owned by the company. Nicor Gas and Commonwealth Edison Company ("ComEd") are parties to an interim agreement to cooperate in cleaning up residue at many of these properties. Under the interim agreement, mutually agreed costs are to be evenly split between Nicor Gas and ComEd until such time as they are finally allocated either through negotiation or arbitration. On April 17, 2006, Nicor Gas initiated arbitration to determine the final allocations of these costs between Nicor Gas and ComEd. On January 3, 2008, Nicor Gas and ComEd entered into a definitive agreement concerning final cost allocations. The definitive agreement allocates to Nicor Gas 51.73 percent of cleanup costs for 24 sites, no portion of the cleanup costs for 14 other sites and 50 percent of general remediation program costs that do not relate exclusively to particular sites. The definitive agreement is subject, among other things, to approval by the ICC. The arbitration that was initiated by Nicor Gas in 2006 currently is stayed pursuant to the arbitration panel's order and is expected to be stayed pending the ICC review of the definitive allocation agreement. Information regarding preliminary site reviews has been presented to the Illinois Environmental Protection Agency for certain properties. More detailed investigations and remedial activities are complete, in progress or planned at many of these sites. The results of the detailed site-by-site investigations will determine the extent additional remediation is necessary and provide a basis for estimating additional future costs. As of December 31, 2008, the company had recorded a liability in connection with these matters of $21.4 million. In accordance with ICC authorization, the company has been recovering, and expects to continue to recover, these costs from its customers, subject to annual prudence reviews.

In December 2001, a purported class action lawsuit was filed against Exelon Corporation, ComEd and Nicor Gas in the Circuit Court of Cook County alleging, among other things, that the cleanup of a former manufactured gas plant site in Oak Park, Illinois was inadequate. Additional lawsuits were later filed related to this same former manufactured gas plant site. These lawsuits sought, in part, unspecified damages for property damage, nuisance, and various personal injuries that allegedly resulted from exposure to contaminants allegedly emanating from the site, injunctive relief to compel the defendants to engage in various cleanup activities and punitive damages. An agreement in principle to settle the purported class action was reached in the first quarter of 2006 at which time a $2.3 million reserve for this matter was recorded by the company. The settlement was approved by the trial court and the lawsuit was dismissed during the second quarter of 2007. Under the settlement, the company made a payment of $2.2 million which was charged against a previously established reserve. The remaining lawsuits relating to the Oak Park site were settled and the claims dismissed during the first quarter of 2008. In accordance with ICC authorization, the company expects to recover costs of such settlements from its customers, subject to an annual prudence review.

In April 2002, Nicor Gas was named as a defendant, together with ComEd, in a lawsuit brought by the Metropolitan Water Reclamation District of Greater Chicago (the "MWRDGC") under the Federal Comprehensive Environmental Response, Compensation and Liability Act seeking recovery of past and future remediation costs and a declaration of the level of appropriate cleanup for a former manufactured gas plant site in Skokie, Illinois now owned by the MWRDGC. In January 2003, the suit was amended to include a claim under the Federal Resource Conservation and Recovery Act. The suit was filed in the United States District Court for the Northern District of Illinois. Management cannot predict the outcome of this litigation or the company's potential exposure thereto, if any, and has not recorded a liability associated with this contingency.

Since costs and recoveries relating to the cleanup of manufactured gas plant sites are passed directly through to customers in accordance with ICC regulations, subject to an annual ICC prudence review, the final disposition of manufactured gas plant matters is not expected to have a material impact on the company's financial condition or results of operations.

PCBs. In June 2007, Nicor Gas notified the USEPA of the discovery by Nicor Gas of PCBs at four homes in Park Ridge, Illinois. Nicor Gas has cleaned up the PCBs at these four homes. In July 2007, the USEPA issued a subpoena to Nicor Gas pursuant to Section 11 of the Toxic Substances Control Act. In the subpoena, the USEPA indicated that it was investigating Nicor Gas' identification of PCB-contaminated liquids in its distribution system. The subpoena sought documents related to Nicor Gas' pipeline liquids and the extent and location of PCBs contained therein. The Illinois Attorney General made a similar request for information from Nicor Gas. Nicor Gas has provided documentation to the USEPA and the Illinois Attorney General, including information about the presence of PCBs in its system, and has conducted sample testing at additional customer locations. While Nicor is unable to predict the outcome of these inquiries or to reasonably estimate its potential exposure related thereto, if any, and has not recorded a liability associated with this contingency, the final disposition of this matter is not expected to have a material adverse impact on the company's liquidity or financial condition.

Municipal Tax Matters. Many municipalities in Nicor Gas' service territory have enacted ordinances that impose taxes on gas sales to customers within municipal boundaries. Most of these municipal taxes are imposed on Nicor Gas based on revenues generated by Nicor Gas within the municipality. Other municipal taxes are imposed on natural gas consumers within the municipality but are collected from consumers and remitted to the municipality by Nicor Gas. A number of municipalities have instituted audits of Nicor Gas' tax remittances. In May 2007, five of those municipalities filed an action against Nicor Gas in state court in DuPage County, Illinois relating to these tax audits. Following a dismissal of this action without prejudice by the trial court, the municipalities filed an amended complaint in August 2008. The amended complaint seeks, among other things, compensation for alleged unpaid taxes. Nicor Gas is contesting the claims in the amended complaint. In December 2007, 25 additional municipalities, all represented by the same audit firm involved in the lawsuit, issued assessments to Nicor Gas claiming that it failed to provide information requested by the audit firm and owed the municipalities back taxes. Nicor Gas believes the assessments are improper and has challenged them. While the company is unable to predict the outcome of these matters or to reasonably estimate its potential exposure related thereto, if any, and has not recorded a liability associated with this contingency, the final disposition of these matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Other. In 2006, Nicor received a payment of $5.2 million from insurance carriers as reimbursement of legal defense costs in connection with securities class actions and shareholder derivative suits that were settled in 2004 and 2005. This payment has been recorded in "Other corporate expenses and eliminations" in the Consolidated Statements of Operations for 2006.

In addition to the matters set forth above, the company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. Although unable to determine the ultimate outcome of these other contingencies, management believes that these amounts are appropriately reflected in the financial statements, including the recording of appropriate liabilities when reasonably estimable.

22. QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly financial data is presented below (in millions, except per share data).

	Quarter ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
2008				
Operating revenues	**$ 1,595.7**	**$ 699.8**	**$ 440.3**	**$ 1,040.8**
Operating income	**63.2**	**40.6**	**9.3**	**71.9**
Net income	**41.4**	**28.9**	**1.3**	**47.9**
Earnings per average share of common stock				
Basic	**.92**	**.64**	**.03**	**1.06**
Diluted	**.91**	**.64**	**.03**	**1.05**
2007				
Operating revenues	$ 1,334.7	$ 556.9	$ 365.2	$ 919.5
Operating income	76.6	29.9	22.8	77.2
Net income	47.2	18.0	14.5	55.5
Earnings per average share of common stock				
Basic	1.05	.40	.32	1.23
Diluted	1.04	.40	.32	1.22

The first quarter of 2007 included a pretax mercury-related recovery of $8.0 million associated with Nicor Gas' mercury inspection and repair program which included a reduction of $7.2 million to the company's previously established reserve and $0.8 million in cost recoveries. The fourth quarter of 2007 included the effects of a settlement with the IRS related to the timing of certain deductions taken as part of a change in accounting method on its 2002 tax return. As a result of this settlement, Nicor reduced its reserve for interest payable by $9.6 million.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company carried out an evaluation under the supervision and with the participation of the company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures as of the end of the most recent fiscal quarter of the period covered by this Annual Report on Form 10-K (the "Evaluation").

In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. These disclosure controls and procedures are designed so that required information is accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. Based on the Evaluation, the company's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures, as of the end of the most recent fiscal quarter covered by this Annual Report on Form 10-K, were effective at the reasonable assurance level to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities

Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the company's Chief Executive Officer and Chief Financial Officer, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Management has concluded that the company's internal control over financial reporting was effective as of December 31, 2008. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the company's internal control over financial reporting.

There has been no change in the company's internal controls over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information on directors is contained under the Election of Directors and Section 16(a) Beneficial Ownership Reporting Compliance sections in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

Information about the audit committee financial expert is contained under the Audit Committee Report section in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

Information about executive officers is included in Part I of this Form 10-K, Executive Officers of the Registrant, and is incorporated herein by reference. Executive officers of the company are elected annually by the Board of Directors.

In addition, security ownership information about executive officers is contained under the Section 16(a) Beneficial Ownership Reporting Compliance section in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

The company has adopted a Code of Ethics that applies to the company's directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of such Code of Ethics as it applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to certain topics, by posting such information on the company's investor section of its Internet site at www.nicor.com.

The company has disclosed its Code of Ethics, Audit Committee Charter, Corporate Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines on the company's investor section of its Internet site at www.nicor.com. Any shareholder may also request this information in print form from the company's Investor Relations department.

Item 11. Executive Compensation

Information on executive compensation is contained under the Executive Compensation and Director Compensation sections in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on security ownership of certain beneficial owners and management is contained under the Security Ownership of Management and Beneficial Ownership of Common Stock sections in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	640,823	$36.30	2,154,818 **(1)**
Equity compensation plans not approved by security holders	-	-	-
Total	640,823	$36.30	2,154,818

(1) This number includes 365,543 shares issuable under the 1997 Long-Term Incentive Plan, as amended. These shares can be used for awards under the Stock Deferral Plan, which allows eligible key executives and managerial employees to convert up to 50 percent of their cash awards from annual and long-term incentive plans into Nicor common stock, the receipt of which is deferred. Also included are 387,525 shares issuable under the Nicor Employee Stock Purchase Plan. The remaining 1,401,750 shares are issuable under the 2006 Long-Term Incentive Program. These shares can be used for restricted stock, stock options and performance award units, including awards under the Stock Deferral Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information about certain relationships and related transactions is contained under the Transactions with Related Persons and Director Independence sections in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information on principal accounting fees and services is contained under the Principal Accounting Fees and Services section in Nicor's Definitive Proxy Statement to be filed on or about March 11, 2009, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

a)

1) Financial Statements:

See Item 8, Financial Statements and Supplementary Data, filed herewith, for a list of financial statements.

2) Financial Statement Schedules:

Schedule Number		Page
	Report of Independent Registered Public Accounting Firm	40
II	Valuation and Qualifying Accounts	80

Schedules other than those listed are omitted because they are not applicable.

3) Exhibits Filed:

See Exhibit Index filed herewith.

Nicor Inc.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
(millions)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
2008					
Allowance for doubtful accounts receivable	**$ 35.1**	**$ 74.1**	**$ -**	**$ 64.3 (a)**	**$ 44.9**
Accrued mercury-related costs	**2.8**	**.6**	**-**	**.9 (b)**	**2.5**
Accrued manufactured gas plant environmental costs	**15.2**	**-**	**19.8 (c)**	**13.6 (b)**	**21.4**
2007					
Allowance for doubtful accounts receivable	$ 33.4	$ 57.6	$ -	$ 55.9 (a)	$ 35.1
Accrued mercury-related costs	13.2	-	-	10.4 (b)	2.8
Accrued manufactured gas plant environmental costs	19.9	-	4.5 (c)	9.2 (b)	15.2
2006					
Allowance for doubtful accounts receivable	$ 31.5	$ 41.7	$ -	$ 39.8 (a)	$ 33.4
Accrued mercury-related costs	17.5	-	-	4.3 (b)	13.2
Accrued manufactured gas plant environmental costs	19.5	-	12.7 (c)	12.3 (b)	19.9

(a) Accounts receivable written off, net of recoveries.
(b) Expenditures, other adjustments.
(c) Accrual of estimated future remediation costs that are deferred as regulatory assets.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicor Inc.

Date February 25, 2009

/s/ KAREN K. PEPPING
Karen K. Pepping
Vice President and Controller
(Principal Accounting Officer and
Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 25, 2009.

Signature	Title
/s/ RUSS M. STROBEL Russ M. Strobel *(Principal Executive Officer)*	Chairman, President and Chief Executive Officer
/s/ RICHARD L. HAWLEY Richard L. Hawley *(Principal Financial Officer)*	Executive Vice President and Chief Financial Officer
/s/ KAREN K. PEPPING Karen K. Pepping *(Principal Accounting Officer)*	Vice President and Controller
ROBERT M. BEAVERS, JR.*	Director
BRUCE P. BICKNER*	Director
JOHN H. BIRDSALL, III*	Director
NORMAN R BOBINS*	Director
BRENDA J. GAINES*	Director
RAYMOND A. JEAN*	Director
DENNIS J. KELLER*	Director
R. EDEN MARTIN*	Director
GEORGIA R. NELSON*	Director
ARMANDO J. OLIVERA*	Director
JOHN RAU*	Director
JOHN C. STALEY*	Director

* By /s/ RICHARD L. HAWLEY
Richard L. Hawley
(Attorney-in-fact)

Exhibit Index

Exhibit Number		Description of Document
3.01	*	Amended and Restated Articles of Incorporation of Nicor Inc., as further amended by the amendment filed with the Illinois Secretary of State on June 2, 2008. (File No. 1-7297, Form 10-Q for June 30, 2008, Nicor Inc., Exhibit 3.1.)
3.02	*	Nicor Inc. Amended and Restated By-laws effective as of July 24, 2008. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 3.1.)
3.03	*	Nicor Inc. Amendment to Amended and Restated By-laws. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 3.1.)
4.01	*	Indenture of Commonwealth Edison Company to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.01.)
4.02	*	Indenture of Adoption of Nicor Gas to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated February 9, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.02.)
4.03	*	Supplemental Indenture, dated February 15, 1998, of Nicor Gas to Harris Trust and Savings Bank, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1997, Nicor Gas, Exhibit 4.19.)
4.04	*	Supplemental Indenture, dated February 1, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 2000, Nicor Gas, Exhibit 4.17.)
4.05	*	Supplemental Indenture, dated May 15, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-Q for June 2001, Nicor Gas, Exhibit 4.01.)
4.06	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.10.)
4.07	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.11.)
4.08	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.12.)
4.09	*	Supplemental Indenture, dated December 1, 2006, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2006, Nicor Inc., Exhibit 4.11.)
4.10	*	Supplemental Indenture, dated August 1, 2008, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated January 1, 1954. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 4.01.)

Exhibit Number		Description of Document
10.01	*	1984 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10.)
10.01(a)	*	1985 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10(a).)
10.02	*	First Amendment to Agreements Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements for Officers and Directors. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.04.)
10.03	*	Nicor Capital Accumulation Plan (as amended and restated effective as of January 1, 2008). (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.2.)
10.04	*	Amendment Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements among Nicor Inc., Birdsall Inc. and John H. Birdsall III. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.1.)
10.05		Nicor Gas Supplementary Savings Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008).
10.06	*	Directors' Pension Plan. (File No. 1-7297, Form 10-K for 1985, Nicor Inc., Exhibit 10-18.)
10.07	*	Flexible Spending Account for Executives. (File No. 1-7297, Form 10-K for 1986, Nicor Inc., Exhibit 10-20.)
10.08	*	Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-Q for September 1996, Nicor Inc., Exhibit 10.01.)
10.09	*	Amendment to Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-K for 1997, Nicor Inc., Exhibit 10.22.)
10.10	*	Second Amendment to Nicor Stock Deferral Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.07.)
10.11	*	Amendment to Nicor Inc. Stock Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.4.)
10.12	*	Nicor Inc. Stock Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.3.)
10.13	*	Nicor Inc. 1997 Long-Term Incentive Plan. (Filed as appendix to the Nicor Inc. Proxy Statement, dated March 6, 1997.)
10.14	*	First Amendment to Nicor 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.06.)

Exhibit Number		Description of Document
10.15	*	Third Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.5.)
10.16	*	Fourth Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.7.)
10.17	*	Non-Qualified Stock Option Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2005, Nicor Inc., Exhibit 10.01.)
10.18	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2005, Nicor Inc., Exhibit 10.02.)
10.19	*	Deferred Restricted Stock Agreement under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.1.)
10.20	*	Restricted Stock Agreement Form under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.2.)
10.21	*	Non-Qualified Stock Option Agreement Form under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.10.)
10.22	*	2006 Long Term Incentive Plan (File No. 1-7297, Form 8-K for April 20, 2006, Nicor Inc., Exhibit 10.01.)
10.23	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.8.)
10.24	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.3.)
10.25	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.3.)
10.26	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.2.)
10.27	*	Restricted Stock Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.2.)
10.28	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.1.)
10.29	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.1.)
10.30	*	First Amendment to Restricted Stock Unit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 10.03.)

Exhibit Number		Description of Document
10.31	*	Security Payment Plan. (File No. 1-7297, Form 10-K for 1999, Nicor Inc., Exhibit 10.24.)
10.32	*	Amendment and Restatement of Nicor Gas Supplementary Retirement Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.01.)
10.33	*	Amendment to Nicor Gas Supplementary Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.12.)
10.34	*	Nicor Gas Supplementary Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.11.)
10.35	*	Second Amendment and Restatement to Nicor Salary Deferral Plan. (File No. 1-7297, Form 10-Q for September 30, 2002, Nicor Inc., Exhibit 10.01.)
10.36	*	First Amendment to the Nicor Inc. Salary Deferral Plan. (File No. 1-7297, Form 10-K for 2005, Nicor Inc., Exhibit 10.46.)
10.37	*	Amendment to Nicor Inc. Salary Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.2.)
10.38	*	Nicor Inc. Salary Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.1.)
10.39	*	Supplemental Retirement Benefit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-K for 2001, Nicor Inc., Exhibit 10.32.)
10.40	*	Amended and Restated Supplemental Retirement Benefit Plan Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.9.)
10.41	*	Nicor Inc. Supplemental Senior Officer Retirement Plan. (File No. 1-7297, Form 10-K for 2002, Nicor Inc., Exhibit 10.28.)
10.42	*	Amendment to Nicor Inc. Supplemental Senior Officer Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.6.)
10.43	*	Nicor Inc. Supplemental Senior Officer Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.5.)
10.44	*	2005 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 17, 2005, Nicor Inc., Exhibit 10.03.)
10.45	*	2006 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.4.)

Exhibit Number		Description of Document
10.46	*	2007 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.4.)
10.47	*	2008 Long Term Incentive Program. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.3.)
10.48	*	2007 Nicor Annual Incentive Compensation Plan for Officers. (File No. 1-7297, Form 8-K for February 28, 2007, Nicor Inc., Exhibit 10.1.)
10.49	*	2007 Nicor Gas Annual Incentive Compensation Plan for Officers. (File No. 1-7297, Form 8-K for February 28, 2007, Nicor Inc., Exhibit 10.2.)
10.50		2008 Nicor Annual Incentive Compensation Plan for Officers.
10.51		2008 Nicor Gas Annual Incentive Compensation Plan for Officers.
10.52	*	Letter Agreement between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.5.)
10.53	*	Nicor Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.02.)
10.54		First Amendment to the Nicor Inc. Directors' Deferred Compensation Plan.
10.55		Second Amendment to the Nicor Inc. Directors' Deferred Compensation Plan.
10.56	*	Nicor Gas Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.01.)
10.57		First Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan.
10.58		Second Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan.
10.59	*	Nicor Directors' Stock Value Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.03.)
10.60	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.1.)
10.61	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.2.)
10.62	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Daniel R. Dodge. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.3.)

Exhibit Number		Description of Document
10.63	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Paul C. Gracey, Jr. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.4.)
10.64	*	Amended and Restated Change-in-Control Agreement dated as of February 7, 2008 between Tropical Shipping and Construction Company Limited and Rick Murrell. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.65.)
10.65	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Claudia J. Colalillo. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.5.)
10.66	*	Tropical Shipping Company Long-Term Performance Incentive Plan dated as of January 1, 1995. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.66.)
10.67	*	Tropical Shipping Company Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.4.)
10.68	*	The Tropical Companies U.S./Satellites/Vessels Incentive Compensation Plan dated as of May 1, 2007. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.67.)
10.69	*	Tropical Annual Incentive Compensation Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.5.)
10.70	*	Birdsall, Inc. Supplementary Savings Plan. (File No. 1-7297, Form 8-K for October 16, 2008, Nicor Inc., Exhibit 10.1.)
10.71	*	Nicor Claims and Procedures for Nonqualified Plans. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.10.)
10.72	*	5-Year Credit Agreement dated as of September 13, 2005. (File No. 1-7297, Form 10-Q for September 30, 2005, Nicor Inc., Exhibit 10.03.)
10.73	*	Second Amendment to the 5-Year Credit Agreement dated as of October 26, 2006. (File No. 1-7297, Form 10-Q for September 20, 2006, Nicor Inc., Exhibit 10.02.)
10.74	*	9-Month Credit Agreement Dated as of August 11, 2008. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 10.01.)
10.75	*	1993 Interim Cooperative Agreement between Commonwealth Edison Company and Northern Illinois Gas Company. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.11.)
10.76	*	Amendment No. 1 to the 1993 Interim Cooperative Agreement. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.12.)
10.77	*	Amendment No. 2 to the 1993 Interim Cooperative Agreement. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.13.)

Exhibit Number		Description of Document
10.78	*	Amendment No. 3 to the 1993 Interim Cooperative Agreement. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.14.)
10.79	*	Memorandum of Understanding between Nicor Gas and Commonwealth Edison Company. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 99.01.)
10.80	*	Final Allocation Agreement between Nicor Gas and Commonwealth Edison Company dated as of January 3, 2008. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.64.)
21.01		Subsidiaries.
23.01		Consent of Independent Registered Public Accounting Firm.
24.01		Powers of Attorney.
31.01		Rule 13a-14(a)/15d-14(a) Certification.
31.02		Rule 13a-14(a)/15d-14(a) Certification.
32.01		Section 1350 Certification.
32.02		Section 1350 Certification.

* These exhibits have been previously filed with the SEC as exhibits to registration statements or to other filings with the SEC and are incorporated herein as exhibits by reference. The file number and exhibit number of each such exhibit, where applicable, are stated, in parentheses, in the description of such exhibit.

Corporate Data

CORPORATE HEADQUARTERS

Nicor Inc.
P.O. Box 3014
Naperville, IL 60566-7014
Tel: (630) 305-9500
Fax: (630) 983-9328
Internet address: www.nicor.com

2009 ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:30 a.m., Thursday, April 23, at:

The Northern Trust Company
6th Floor Assembly Room
50 South LaSalle Street
Chicago, Illinois

SHAREHOLDER INQUIRIES

Requests for Nicor's Stockholder Handbook and inquiries regarding the following should be addressed to the Stockholder Services Department at the corporate headquarters or you may call (630) 388-2749:

- Dividend payments
- Change of address
- Lost stock certificates
- Automatic Dividend Reinvestment and Stock Purchase Plan

INVESTOR RELATIONS/MEDIA CONTACT

Shareholders, security analysts, investment managers, brokers and media with financial questions about Nicor should contact: Kary Brunner, director investor relations. Tel: (630) 388-2529

Upon request, Nicor will furnish the following materials without charge:

- Annual Report
- Form 10-K
- Form 10-Q
- Quarterly Operating Highlights
- Periodic news releases
- Corporate governance-related items

The above information and the Fact Book can also be found under the Investor section of the company's Web site at www.nicor.com.

STOCK TRANSFER AND REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Nicor's Automatic Dividend Reinvestment and Stock Purchase Plan provides for the reinvestment of dividends and the opportunity to make optional cash payments to purchase additional shares of Nicor common stock. The Plan is available to all registered shareholders and provides a convenient way to acquire additional shares. Shareholders may request a prospectus describing the Plan by contacting the Stockholder Services Department at the corporate headquarters.

COMMON STOCK DATA

Nicor common stock is listed on the:
- New York Stock Exchange
- Chicago Stock Exchange

Included in Standard and Poor's 500 Index and Domini 400 Social Index
Ticker symbol: GAS

2008 average daily trading volume: 793,500 shares

Quarterly Common Stock Price Range and Dividends Declared Per Common Share

	Stock price		Dividends
	High	Low	declared
2008			
First	**$42.70**	**$32.35**	**$.465**
Second	**44.55**	**33.33**	**.465**
Third	**51.99**	**38.01**	**.465**
Fourth	**48.42**	**32.53**	**.465**
2007			
First	$49.76	$44.46	$.465
Second	53.66	42.17	.465
Third	48.20	37.80	.465
Fourth	45.16	39.18	.465
2006			
First	$43.12	$39.25	$.465
Second	42.29	38.72	.465
Third	44.40	41.01	.465
Fourth	49.92	42.38	.465

OTHER INFORMATION

Nicor filed with the New York Stock Exchange the most recent annual chief executive officer certification as required by section 303A.12(a) of the New York Stock Exchange Listed Company Manual. Nicor's chief executive officer and chief financial officer have also provided certifications to the U.S. Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.01 and 31.02 to the company's Form 10-K for the year ended December 31, 2008.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due to the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this document.

For J.D. Power and Associates 2008 Certified Call Center Program℠ information, visit www.jdpower.com

DEFEND my DIVIDEND

Nicor is proud to sponsor Defend My Dividend, a national grassroots advocacy campaign that gives utility investors a powerful and unified voice with a single mission: to make permanent the current 15 percent dividend tax rate beyond 2010. The campaign is sponsored by various associations, organizations and companies, with the support of the their members, employees, retirees and shareholders. For more information, visit www.DefendMyDividend.org.

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Nicor Inc. P.O. Box 3014, Naperville, IL 60566-7014 630 305-9500 www.nicor.com